  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1997
                                                     REGISTRATION NO. 333-22195

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                                LHS GROUP INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                     7371                     58-2224883
        DELAWARE               (PRIMARY STANDARD           (I.R.S. EMPLOYER
     (STATE OR OTHER              INDUSTRIAL            IDENTIFICATION NUMBER)
     JURISDICTION OF          CLASSIFICATION CODE
    INCORPORATION OR                NUMBER)
      ORGANIZATION)

                       SIX CONCOURSE PARKWAY, SUITE 2700
                            ATLANTA, GEORGIA 30328
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ---------------
                               JERRY W. BRAXTON
   CHIEF FINANCIAL OFFICER LHS GROUP INC. SIX CONCOURSE PARKWAY, SUITE 2700
          ATLANTA, GEORGIA 30328 (770) 280-3004 (770) 280-3099 (FAX)
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
     THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:
 M. HILL JEFFRIES ALSTON & BIRD LLP   JOHN D. CAPERS, JR. KING & SPALDING
 1201 WEST PEACHTREE STREET ATLANTA,     191 PEACHTREE STREET ATLANTA,
  GEORGIA 30309-3424 (404) 881-7000    GEORGIA 30303-1763 (404) 572-4600
        (770) 881-7777 (FAX)                 (404) 572-5145 (FAX)
                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                        CALCULATION OF REGISTRATION FEE

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                                                    PROPOSED    PROPOSED
                                                     MAXIMUM    MAXIMUM
                                                    OFFERING   AGGREGATE    AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES   AMOUNT TO BE  PRICE PER   OFFERING   REGISTRATION
           TO BE REGISTERED           REGISTERED(1)   SHARE     PRICE(2)      FEE(3)
---------------------------------------------------------------------------------------
Common Stock, $.01 par value(4)......   6,765,450    $17.00   $115,012,650   $34,852
---------------------------------------------------------------------------------------

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(1) Includes 882,450 shares which the underwriters have the option to purchase solely to cover over-allotments.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3) A registration fee of $32,803 was paid by the Company with its initial filing of this Registration Statement on February 21, 1997.
(4) The shares of Common Stock are not being registered for the purpose of sales outside the United States.
                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 31, 1997

                                5,883,000 SHARES

                                 LHS GROUP INC.
[LOGO OF LHS APPEARS HERE]        COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                                  ----------
  Of the 5,883,000 shares of Common Stock offered, 4,706,400 shares are being offered hereby in the United States and 1,176,600 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".
  Of the 5,883,000 shares of Common Stock offered, 5,000,000 shares are being sold by the Company and 883,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.
  Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $15.00 and $17.00. For factors to be considered in determining the initial public offering price, see "Underwriting".
  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
  Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "LHSG".
                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                                                                    PROCEEDS TO
                            INITIAL PUBLIC UNDERWRITING PROCEEDS TO   SELLING
                            OFFERING PRICE DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
                            -------------- ------------ ----------- ------------
Per Share..................      $             $           $            $
Total(3)...................     $             $           $            $

-----
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) Before deducting estimated expenses of $620,000 payable by the Company.
(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 705,960 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 176,490 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting
    discount and proceeds to the Company will be $         , $           and
    $         , respectively. See "Underwriting".

                                  ----------

  The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York,
on or about             , 1997, against payment therefor in immediately
available funds.

GOLDMAN, SACHS & CO.
            COWEN & COMPANY
                                                   ROBERTSON, STEPHENS & COMPANY

                                  ----------

                 The date of this Prospectus is         , 1997.

I. OUTSIDE FRONT GATE
A. Design:
Conceptual Illustration of a Profile of a Man Talking on a Cellular Phone with Eyes Looking to the Future.
B. Secondary Images:
Satellite in the Sky.
Telephone Poles in the Background.

                             [Pictures, map, etc.]

  The Company intends to furnish to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each year of the Company.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF
ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------
                             CREATING BILLING AND CUSTOMER CARE SOLUTIONS FOR AN
                                         EXPANDING TELECOMMUNICATIONS MARKEPLACE
--------------------------------------------------------------------------------

The Expanding Billing
And Customer Care Industry
-----------------------------

 .  Deregulation and advances in technology           INSIDE LEFT FOLDOUT
have stimulated growth in the number of              FRONT COVER: DESIGN TO
carriers and types of services offered.              RIGHT OF TEXT

 .  As competition intensifies, carriers are
increasingly utilizing billing and customer         Illustration of a Cellular
care solutions as a strategic weapon.               Phone Placed in Front of a
                                                    Generic Telephone Statement.
 .  Carriers need a flexible billing and
customer care solution which can be
implemented quickly to offer dynamic
marketing and pricing services.

 . Carriers are seeking a common billing and customer care solution that will accommodate subscriber growth, multiple service offerings and entrance into new geographic markets.

--------------------------------------------------------------------------------
CREATING BILLING AND CUSTOMER CARE SOLUTIONS FOR AN
EXPANDING TELECOMMUNICATIONS MARKEPLACE
--------------------------------------------------------------------------------

The LHS Solution
-----------------------------

 .  Flexibility to meet individual carrier        INSIDE FRONT FOLDOUT
needs.                                           FRONT COVER: (TWO DESIGNS)
 .  Open client/server-based architecture.
 .  Modular configuration for quick, cost         Conceptual Illustration of
effective implementation.                        a Key Unlocking a Software
 .  Able to support multiple technology           Disc. (to the right of "The
standards.                                       LHS Solution").
 .  Comprehensive international solution.
 .  Complete customer services.                   Conceptual Illustration of
                                                 Puzzle Pieces Containing a
                                                 Pager, Satellite, Phones and an
                                                 Internet Image Converging
                                                 Together (to the right of "The
                                                 LHS Strategy").

The LHS Strategy
------------------------------------
 . Leverage wireless position to penetrate other markets.
 . Maintain a leading billing and customer care solution.
 .  Expand globally.
 .  Develop and maintain customer relations.
 .  Leverage third-party relationships.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated,
(i) all share and per share data in this Prospectus have been adjusted to reflect (a) a 20-for-1 split of the Common Stock effected on October 16, 1996 and (b) the conversion of all outstanding shares of Series A Convertible Preferred Stock to Common Stock on the closing date of the Offerings and (ii) the information in this Prospectus assumes that the Underwriters' over-allotment options are not exercised. All references to the "Company" and "LHS" shall mean LHS Group Inc. and its subsidiaries unless the context otherwise requires. Certain terms used herein are defined under the heading "Glossary".

                                  THE COMPANY

  LHS Group Inc. (the "Company" or "LHS") is a leading provider of client/server-based billing and customer care solutions to providers of wireless and wireline telecommunications services ("carriers") in the Americas, Europe and Asia. The Company's products enable carriers to compete more effectively in a rapidly growing telecommunications market. The Company's Business Support and Control System ("BSCS") software is a scaleable, modular billing and customer care solution that can be installed quickly and can support innovative marketing and pricing of telecommunications services. BSCS has been licensed to approximately 70 carriers in over 25 countries and supports approximately 3.5 million subscribers.

  The deregulation of telecommunications markets worldwide and rapid advances in technology have led to a large increase in the number of carriers worldwide, creating a highly competitive market for telecommunications services. This increasingly competitive market is motivating carriers to install advanced billing and customer care systems as they introduce new services and enter new markets. Carriers demand billing and customer care systems that provide innovative and flexible marketing of services, robust customer management capabilities, subscriber data and feedback and service plan flexibility in addition to basic rating, invoicing and collection features. Increasingly, billing and customer care systems are being deployed by carriers as a strategic business weapon.
  The Company's objective is to be the leading provider of client/server-based billing and customer care solutions for the global telecommunications industry. The Company intends to leverage its significant installed base of European wireless customers to serve wireline and wireless markets around the world. Moreover, the Company seeks to continually improve the functionality of its products, maintain the strong technology position of BSCS and establish long-term relationships with carriers. The Company intends to leverage its relationships with leading systems integrators, including Andersen Consulting, Cap Gemini Sogeti S. A. ("Cap Gemini"), Electronic Data Systems Corporation ("EDS") and Logica plc ("Logica"), and with equipment vendors to more effectively market its software and services to emerging carriers. Current customers of the Company include Aerial Communications, Inc. ("Aerial") and Pacific Bell Mobile Services ("PBMS") in the Americas, Telecom PTT ("Swiss Telecom") in Europe and Binariang Communications Sdn Bhd ("Binariang") in Asia.

  LH Specification Projektberatungsgesellschaft mbH, a predecessor to the Company was incorporated under the laws of Germany in 1990 and the Company was domiciled under the laws of the State of Delaware in December 1995. The Company's executive offices are located at Six Concourse Parkway, Suite 2700, Atlanta, Georgia 30328, and its telephone number at that location is (770) 280-3000.

                                 THE OFFERINGS

  The offering of 4,706,400 shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the concurrent offering of 1,176,600 shares of Common Stock initially being offered outside the United States (the "International Offering") are collectively referred to herein as the "Offerings". The closing of the International Offering is conditioned upon the closing of the U.S. Offering and vice versa. See "Underwriting".

Common Stock offered by the Company:
 U.S. Offering........................  4,000,000 shares
 International Offering...............  1,000,000 shares
  Total...............................  5,000,000 shares
Common Stock offered by the Selling
Stockholders:
 U.S. Offering........................    706,400 shares
 International Offering...............    176,600 shares
  Total...............................    883,000 shares
Common Stock to be outstanding after
 the
 Offerings (1)........................ 25,050,000 shares
Proposed Nasdaq National Market
symbol................................ LHSG
Use of proceeds....................... General corporate purposes, including working capital. See "Use of Proceeds".

--------
(1) Excludes 2,954,500 shares of Common Stock reserved for issuance pursuant to stock options outstanding as of February 20, 1997.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                YEAR ENDED DECEMBER 31,
                                         --------------------------------------
                                          1992    1993   1994    1995    1996
                                         ------  ------ ------- ------- -------
CONSOLIDATED STATEMENT OF INCOME DATA:
Total revenues.......................... $2,788  $6,712 $20,722 $26,967 $56,864
Earnings before interest and taxes......     59     287   4,182   1,217   5,581
Net earnings (loss)..................... $  (17) $  194 $ 3,043 $   284 $ 3,420
                                         ======  ====== ======= ======= =======
Net earnings per share (1).............. $ 0.00  $ 0.02 $  0.29 $  0.02 $  0.16
                                         ======  ====== ======= ======= =======
Shares used in per share calculation
 (1)....................................  6,158   7,865  10,642  16,319  21,977

                                                           AT DECEMBER 31, 1996
                                                          ----------------------
                                                                    PRO FORMA
                                                          ACTUAL  AS ADJUSTED(2)
                                                          ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................................ $ 4,289    $ 78,069
Working capital..........................................   5,148      78,928
Total assets.............................................  43,819     117,599
Long-term and other obligations..........................   1,360       1,360
Total stockholders' equity...............................  12,325      86,105

--------
(1) See Note 2 of Notes to Consolidated Financial Statements for the determination of the number of shares used in per share calculation.
(2) Pro forma to give effect to the conversion of all outstanding shares of Series A Convertible Preferred Stock into shares of Common Stock upon completion of the Offerings and as adjusted to reflect the sale of the 5,000,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $16.00 per share, after deducting the underwriting discount and estimated expenses of the Offerings payable by the Company). See "Use of Proceeds" and "Capitalization".

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results reflected in those forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Prospectus.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations will continue and could intensify. Fluctuations in operating results may result in volatility in the price of the Company's Common Stock. Although the Company was profitable in each of the last two quarters, there can be no assurance that the Company's profitability will continue in the future or that the Company's levels of profitability will not vary significantly between quarters. The Company's operating results may fluctuate as a result of many factors, including lengthening of the sales cycles for new or existing customers, the size, timing or cancellation of significant client projects and license fees, timing of new product introductions, customer acceptance of new products, ability of the Company to hire, train and retain qualified personnel, increased competition, changes in operating expenses, changes in Company strategy, the financial performance of the Company's customers, changes in telecommunications legislation and regulations that may affect the competitive environment for the Company's products or services, foreign currency exchange rates and general economic factors.

  The Company's expense levels are based in significant part on its expectations regarding future revenues. The Company's revenues are difficult to forecast because the market for the Company's products and services is rapidly evolving and the Company's sales cycle and the size and timing of significant customer projects and license fees vary substantially among customers. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Any significant shortfall could therefore have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company hired a significant number of employees in 1995 and 1996, including several senior executives, and expects to continue hiring additional consulting, support and development employees during 1997. This significant increase in its work force has reduced the Company's operating margins in 1995 and 1996, and the Company expects that this increase will continue to affect the Company's operating margins for the short term. In addition, the Company experienced operating losses in the fourth quarter of 1995 and the first two quarters of 1996 and operating profits in the last two quarters of 1996. There can be no assurance that the Company can continue to report operating profits, and failure to do so is likely to have a material adverse effect on the Company's business, financial condition and Common Stock price. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

DEPENDENCE ON NEW PRODUCTS; TECHNOLOGICAL CHANGE

  The market for the Company's products is characterized by rapid technological change, frequent new product introductions, evolving industry standards and changing customer needs. The introduction of products embodying new technologies and the emergence of new industry and technology standards can render existing products obsolete and unmarketable in short periods of time. The Company expects other vendors to continually introduce new products and services, as well as enhancements to their existing products and services, which will compete with the products and services offered by the Company. As a result, the life cycles of the Company's products are difficult to estimate. The Company believes that its future success will depend in large part on its ability to maintain and enhance its current product and service offerings and to continually develop and introduce new products and services that will keep pace with technological advances and satisfy evolving customer requirements. In addition, the Company plans to introduce billing and customer care solutions for carriers providing services in telecommunications markets different from those the Company has traditionally supported. There can be no assurance that the Company will be successful in developing and marketing these new products and services or that its current or new products and services will adequately meet the demands of its current or new markets. Further, there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services. If the Company is unable to develop and introduce new products and services in a timely manner, or if a new release of a product does not achieve market acceptance, the Company's business, operating results and financial condition will be materially adversely affected.

  The Company is currently scheduled to introduce, by the second quarter of 1997, BSCS Version 4.03, which will support digital and analog wireless standards particular to the Americas market. The Company currently plans to introduce, by the third quarter of 1997, Version 5.0 of its BSCS product, which will offer billing and customer care solutions for telecommunications carriers that operate in markets that the Company's solutions currently do not support. BSCS Version 5.0, will support satellite and paging standards particular to the Americas market and will improve upon the overall functionality of BSCS Version 4.03. In addition, the Company plans to introduce, by the fourth quarter of 1997, a separate Version 5.0 of its BSCS product in Europe and Asia, which will support wireline, other digital wireless, analog wireless, satellite and paging standards. Version 5.0 is crucial to the Company's current and future operations, particularly its Americas operations. Factors which may cause the events described in the aforementioned forward-looking statements not to develop as expected are discussed below.

  The introduction of Version 5.0 and the continuing development of leading technology are subject to significant technical risks which may result in delays in the development and introduction of new products or enhancements to existing products. In addition, the Company's scheduled BSCS release dates are dependent on the Company's ability to successfully attract, train and retain software developers. Failure by the Company to introduce BSCS Version 5.0 in the Americas, and to a lesser extent in Europe and Asia, on a timely basis, or failure of Version 5.0 to gain market acceptance, would have a material adverse effect on the Company's business, results of operations and financial condition, especially with respect to the Company's current and future operations in the Americas. There can be no assurance that the Company will be able to meet its development schedule and continue to introduce products acceptable to the market on a timely basis.

MANAGEMENT OF GROWTH

  The Company has expanded its operations rapidly over the past two years, placing significant demands on its administrative, operational and financial personnel and systems. Additional expansion by the Company may further strain its management, operational, financial, reporting and other systems and resources. There can be no assurance that the Company's systems, resources, procedures, controls and existing space will be adequate to support such expansion of the Company's operations. The Company's future operating results will substantially depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve its management, operational, financial control and other reporting systems. In addition, the Company's future operating results are dependent on its ability to attract, train and retain qualified consulting, technical, sales, financial, marketing and management personnel. Failure to hire, train or retain qualified personnel necessary to keep pace with the Company's development of products and services could have a material adverse effect on the Company's business, results of operations and financial condition. Continued expansion will require the Company's management to: enhance management information and reporting systems; standardize BSCS installation methodologies; further develop its infrastructure; jointly develop and coordinate strategies, functions and product development among its Americas, European and Asian operations and continue to maintain customer satisfaction. If the Company is unable to respond to and manage changing business conditions, the quality of the Company's products and services, its ability to retain key personnel and its business, results of operations and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management".

DEVELOPING TELECOMMUNICATIONS MARKET AND NEW CARRIERS

  The Company provides customized software billing and customer care solutions to telecommunications carriers in the wireline and wireless markets. Although these markets have experienced significant growth and have been characterized by increased deregulation and competition in recent years, there can be no assurance that such trends will continue at similar rates or that the Company will be able to effectively market and sell its products and services in such markets. In addition, many of the new entrants in the telecommunications market are companies that lack significant financial and other resources. To cultivate relationships with such new market entrants, the Company may be required to offer alternative pricing arrangements, which may provide for deferred payments. However, there can be no assurance that the Company will be able to develop such relationships or that new carriers that become customers of the Company will gain market acceptance for their telecommunications services. If the Company permits customers that may not have adequate financial resources to pay the Company for its services on a deferred basis, the Company may ultimately be unable to collect payments for such services. Because the Company has been dependent historically on a limited number of long-term customer relationships, the failure of the Company to develop relationships with, make sales to, or collect payments from, new telecommunications carriers and failure of the Company's customers to compete effectively in the telecommunications market could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the telecommunications market is experiencing some consolidations and formations of alliances among established carriers. A consolidation or alliance affecting one of the Company's customers may result in such customer shifting to another billing system, which may have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background".

RELIANCE ON SIGNIFICANT CUSTOMERS

  Historically, the Company has relied on a limited number of customers for a substantial portion of its revenues. Aerial and Swiss Telecom accounted for 12% and 10%, respectively, of the Company's total revenues in 1996. In addition, the Company had three customers that accounted for 14%, 10% and 10% of the Company's total revenues in 1995. The Company has historically depended on, and expects to continue to depend on, large contracts from significant customers, which can cause its revenues and earnings to fluctuate between quarters based on the timing of orders and installation of the Company's BSCS product by these customers. Although the Company believes that it has good relationships with its major customers and has in the past received a substantial portion of its revenues from repeat business with established customers, these customers generally have acquired fully-paid licenses for their installed systems and none of the Company's major customers has any obligation to purchase additional products or services. There can be no assurance that any of the Company's major customers will continue to purchase new products and services or enhancements of products and services at a level similar to previous periods. A significant decrease in business from any of the Company's major customers would have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, the acquisition by a third party of one of the Company's major customers could result in the loss of that customer, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business--Customers" and Notes 1 and 7 of Notes to Consolidated Financial Statements.

INITIAL MARKET ENTRY RISKS; CUSTOMER EXPECTATIONS

  The Company intends to pursue an aggressive expansion strategy for its product and service offerings to carriers in new geographic markets and to carriers providing telecommunications services in markets different from those the Company has traditionally supported. This strategy has certain inherent risks which the Company believes are unique to the industry in which the Company competes and which arise from, among other things, the characteristics of the Company's targeted customer base in these markets. When the Company enters a new market and begins to develop a relationship with a new customer, the Company's initial performance and initial market perception are critical to the Company's future prospects in that new market. Although the Company believes that its strategy for new market entry and its preparations for such entry will enable it to perform to the satisfaction of customers in a new market, there can be no assurance that a new customer will be satisfied with the Company's products or services or that the Company will be able to successfully establish itself in any such new market.

RELIANCE ON THIRD-PARTY RELATIONSHIPS

  The Company currently relies on a number of consulting and systems integration firms to enhance its marketing, sales and customer support efforts, particularly with respect to installation and support of its product, lead generation and assistance in the sales process. An integral factor in the Company's growth strategy is the continuing development of relationships with such firms and the Company's ability to successfully leverage such relationships through joint marketing and sales efforts in order to generate new business opportunities. There can be no assurance that the Company will be able to continue to successfully leverage these relationships in the future. The failure by the Company to maintain joint marketing and sales efforts with consulting and systems integration firms in the future would have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company currently derives a substantial portion of its revenues from projects in which it serves as subcontractor to a consulting or systems integration firm that provides a variety of information technology products and services to end-user customers. In such instances, the Company is highly dependent upon such firms for product installation and BSCS end-user training. Although the Company seeks to maintain close relationships with consulting and systems integration firms, many such firms have similar, and often more established, relationships with the Company's principal competitors. The Company has no exclusive agreements with any of these firms, and there can be no assurance that such firms, many of which have significantly greater financial, technical, personnel and marketing resources than the Company, will not discontinue or reduce their relationships with the Company, develop their own products and services in competition with the Company, or develop relationships with companies that offer products that compete with the Company's solutions. If the Company is unable to develop and maintain effective, long-term relationships with these firms or if these firms fail to meet the needs of the Company's customers, the Company's business will be adversely affected. In addition, the failure of the consulting or systems integration firm or another subcontractor to perform to the satisfaction of the customer may adversely affect the Company's relationship with the customer and could adversely affect the perception of the Company in the market.

  The Company had historically entered into contracts with a limited number of third parties that provided such third parties with the Company's kernel source code and the right to market and sell independently modified versions of the Company's products. As a result, certain carriers in the United States experienced difficulties with the Company's software due primarily to the inability of these third parties to properly install the Company's software and adapt it for use by such carriers. In those instances, the reputation and credibility of the Company and its products were damaged and the Company may have lost the confidence of the affected carriers. The Company has since terminated all third-party rights that allowed access to the Company's kernel source code and permitted the subsequent modification and resale of that source code. However, there can be no assurance that there will be no further damage to the Company's reputation and credibility in the United States. Any further damage could have a material adverse effect on the Company's business, results of operations and financial condition.

HIGHLY COMPETITIVE MARKET; COMPETITION

  The market for telecommunications billing and customer care systems is highly competitive, and the Company expects this competition to increase. The Company competes with independent providers of billing systems and services, such as Alltel Information Systems, Inc. ("Alltel"), American Management Systems, Inc. ("AMS") and Cincinnati Bell Information Systems, Inc. ("CBIS") in the Americas and Kingston-SCL and SEMA Group internationally, with systems integrators and with internal billing departments of larger telecommunications carriers. The Company anticipates continued growth and competition in the telecommunications industry and the entrance of new competitors into the billing and customer care systems market in the future.

  The Company believes that its ability to compete depends in part on a number of competitive factors, including the development by others of software that is competitive with the Company's products and services, the price at which others offer competitive software and services, the extent of competitors' responsiveness to customer needs and the ability of the Company's competitors to hire, retain and motivate key personnel. The Company competes with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than the Company. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of the Company's prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, the Company's competitors may be able to adapt more quickly than the Company to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. Failure by the Company to adapt to emerging market demands and to compete successfully with existing and new competitors would have a material adverse effect on the Company's business, results of operations and financial condition.

  In addition, as the Company expands, it will market its products and services to carriers in markets not currently served by the Company. Upon its entrance into these markets, the Company may encounter new competitors, many of which have significantly greater financial, technical, personnel and marketing resources than the Company. There can be no assurance that the Company will be able to properly identify and address the demands for these new markets or that the Company can continue to be competitive in its current markets. Failure by the Company to maintain its competitiveness in current or new markets would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Competition".

UNIFICATION OF AMERICAN AND EUROPEAN/ASIAN PRODUCT LINES

  The Company expanded its operations into the Americas for the first time in late 1995. In connection with this expansion, the Company modified its existing software kernel for use exclusively in the Americas while continuing to maintain a separate software kernel which it uses in European and Asian markets. Although these two software kernels currently comprise separate software code, they provide similar functionality. The Company intends to unify the two software kernels into one common kernel in 1998 to avoid further duplication of its software development efforts. If the Company's efforts to unify the software kernels are unsuccessful, the Company may be forced to maintain redundant research and development efforts in Europe and the Americas, which would adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the

Company will be able to successfully unify these two software kernels or, if successful, realize any cost savings from such unification. See "Business-- Product Development".

DEPENDENCE ON KEY PERSONNEL

  The Company's future success depends in large part on the continued service of its key management, sales, product development and operational personnel, including Hartmut Lademacher, Chairman of the Board and Chief Executive Officer, and Dr. Joachim Hertel, Executive Vice President-Technology, and on the Company's ability to continue to attract, motivate and retain highly qualified employees, including technical, managerial and sales and marketing personnel. Additionally, the Company expects to continue to expand the number of employees engaged in sales, marketing and product development. However, competition in the recruitment of highly qualified personnel in the software and telecommunications services industry is intense. The inability to hire and retain qualified personnel or the loss of the services of key personnel could have a material adverse effect upon the Company's current business, new product development efforts and future business prospects. If such personnel do not remain active in the Company's business, the Company's operations could be materially adversely affected. The Company does not currently maintain key person insurance coverage for any of its employees. See "Business--Employees" and "Management".

INTERNATIONAL RISKS

  The Company began its operations in Germany in 1990 and continues to conduct a substantial portion of its business outside of the Americas. In 1995 and 1996, the Company's sales outside the Americas represented 97% and 68% of the Company's total revenues, respectively. Although the Company intends to continue to expand its operations within the Americas, European and Asian operations are expected to continue to account for a majority of its revenues for the foreseeable future. The Company's business outside the United States may be subject to unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in managing international operations, political instability, potentially adverse tax obligations, restrictions on the repatriation of earnings and the burdens of complying with a wide variety of foreign laws and regulations. In addition, the laws of some foreign countries do not protect the Company's intellectual property rights to as great an extent as do the laws of the United States. There can be no assurance that such factors will not have a material adverse effect on the Company's revenues outside the Americas or its overall financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 10 of Notes to Consolidated Financial Statements.

CURRENCY FLUCTUATIONS

  A significant portion of the Company's revenues are denominated in the German Deutsche Mark and, to a lesser extent, the Swiss Franc and the Malaysian Ringgit. Fluctuations in exchange rates between the U.S. Dollar and the German Deutsche Mark may have a material adverse effect on the Company's business, results of operations and financial condition, particularly its operating margins, and could also result in exchange losses. Foreign currency transaction gains and losses are a result of the Company transacting business in certain foreign locations in currencies other than the functional currency of the location. The Company attempts to balance revenues and expenses in each currency to minimize net foreign currency risk. To the extent that the Company is unable to balance revenues and expenses in each currency, fluctuations in the value of the currencies in which the Company conducts its business relative to the functional currency have caused and will continue to cause currency transaction gains and losses. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted. To date, the Company has not sought to hedge the risks associated with fluctuations in exchange rates but may undertake such transactions in the future. There can be no assurance that any hedging techniques implemented by the Company in the future would be successful or that the Company's business, results of operations and financial condition will not be materially adversely affected by exchange rate fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RISKS ASSOCIATED WITH INTELLECTUAL PROPERTY

  The Company regards its software products as proprietary and relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. These laws and contractual provisions provide only limited protection of the Company's proprietary rights. The Company has no patents or patent applications pending and has no registered trademarks or copyrights. Despite the Company's efforts to protect its proprietary rights, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization or to develop similar technology independently. Furthermore, the laws of certain countries in which the Company sells its products do not protect the Company's software and intellectual property rights to the same extent as do the laws of the United States. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, the Company's business, results of operations and financial condition could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

  Although the Company has not received any notices from third parties alleging infringement claims, there can be no assurance that third parties will not claim that the Company's current or future products infringe the proprietary rights of others. The Company expects that software developers will increasingly be subject to such claims as the number of products and competitors providing products and services to the telecommunications industry grows. Any such claim, with or without merit, could result in costly litigation, require significant management resources, cause product shipment delays, require the Company to enter into royalty or licensing agreements or cause the Company to discontinue the use of the challenged trades name, service mark or technology, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. See "Business-- Proprietary Rights and Licenses".

PRODUCT LIABILITY

  The software developed and utilized by the Company in providing its products and services may contain undetected errors. Although the Company engages in extensive testing of its software prior to introducing the software onto a customer's network, there can be no assurance that errors will not be found in software after the commencement of its use. The Company's license agreements with its customers generally contain provisions designed to limit the Company's exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, the Company's license agreements generally limit the amounts recoverable for damages to the amounts paid by the licensee to the Company for the product or service giving rise to the damages claimed. Although the Company has not experienced any product liability claims to date, the sale and support of products by the Company may result in the Company being subject to such claims. The Company has product liability insurance which it believes is satisfactory to cover potential product liability claims; however, a successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

CONCENTRATION OF STOCK OWNERSHIP

  Following the Offerings, the Company's executive officers and directors and their affiliates together will beneficially own approximately 18,886,813 shares (approximately 74.4%) of the outstanding

Common Stock (as determined in accordance with rules of the Securities and Exchange Commission (the "Commission")). In addition to the shares and options exercisable within 60 days of the date of this Prospectus, which have been included in the calculation of such beneficial ownership, the Company's executive officers and directors and their affiliates hold options to acquire an additional 1,226,667 shares of Common Stock at an exercise price of $5.30 per share. These additional shares, together with shares currently beneficially owned, would represent approximately 74.0% of the Common Stock outstanding after consummation of the Offerings, after giving effect to the exercise of those options. Furthermore, substantially all such persons have granted Hartmut Lademacher the right to vote, through as late as December 31, 1999, all shares of Common Stock owned by them. As a result, Mr. Lademacher, voting in any election of directors through December 31, 1999, may be able to elect all directors nominated for election and may be able to determine the outcome of certain corporate actions requiring stockholder approval regardless of how the other stockholders of the Company may vote. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Stockholders".

ANTI-TAKEOVER CONSIDERATIONS

  Upon the completion of the Offerings and the conversion of all outstanding shares of Series A Convertible Preferred Stock to Common Stock, the Board of Directors will have the authority to issue up to 225,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares, without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of preferred stock. Certain provisions of the Company's Certificate of Incorporation and By-Laws and the Delaware General Corporation Law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. Furthermore, the Company's Board of Directors is divided into three classes with only one class being elected each year, and directors may only be removed by the affirmative vote of 80% or greater of all classes of voting stock, which factors may also have the effect of delaying, deterring or preventing a change of control of the Company. In addition, pursuant to the LHS Group Inc. Stock Incentive Plan, all stock options granted to employees become automatically vested and exercisable upon certain triggering events leading up to a change of control. This vesting and the dilutive effect that the exercise of a large number of options would have on the Company's Common Stock may have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock" and "Management--Executive Compensation".

ABSENCE OF PRIOR PUBLIC MARKET

  Prior to the Offerings, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters and may not be indicative of the market price for shares of Common Stock after the Offerings. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price of the Common Stock.

POSSIBLE VOLATILITY OF MARKET PRICE

  From time to time after the Offerings, there may be significant volatility in the market price of the Common Stock. The stock market has from time to time experienced significant price and volume fluctuations, which have particularly affected the market prices of the stocks of high technology and telecommunications companies and which may be unrelated to the operating performance of such companies. Factors such as actual or anticipated operating results, growth rates, changes in estimates by analysts, market conditions in the industry, announcements by competitors, regulatory actions and general economic conditions will vary from period to period. As a result of these factors, the Company's operating results from time to time may be below the expectations of public market analysts and investors. Any such event would likely have a material adverse effect on the market price of the Common Stock.

GOVERNMENT REGULATION

  Currently, the Company's business is not subject to direct government regulation; however, the Company's existing and potential customers are subject to extensive regulation in many jurisdictions. Regulatory changes which affect the Company's existing and potential customers could have a material adverse effect on the business, results of operations and financial condition of the Company. See "Business--Industry Background".

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Future sales of Common Stock could adversely affect the market price of the Common Stock. Several of the Company's principal stockholders hold a significant portion of the outstanding Common Stock, and a decision by one or more of these stockholders to sell their shares could adversely affect the market price of the Common Stock. The 5,883,000 shares of Common Stock offered hereby (plus any shares issued upon exercise of the Underwriters' over-allotment options) will be freely tradable in the public market without restriction. The holders of all of the remaining 19,167,000 shares of Common Stock that will be outstanding upon the completion of the Offerings will enter into agreements with the Underwriters (the "Lock-up Agreements") which will provide that, during the period beginning on the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not, except in connection with the Offerings or pursuant to certain other permitted exceptions, offer, sell, contract to sell or otherwise dispose of, or file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, any securities of the Company which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for, or represent the right to receive, shares of Common Stock or securities that are substantially similar to the Common Stock without the prior written consent of the representatives of the Underwriters. Upon the expiration of the Lock-up Agreements, 18,755,980 shares will be eligible for sale pursuant to Rule 144 of the Commission, an additional 781 shares will first become eligible for sale in each month thereafter through October 2001 and 373,520 shares will first become eligible for sale in December 1997.

  The Company intends to file a Registration Statement on Form S-8 as soon as practicable after the expiration of the Lock-up Agreements to register 4,000,000 shares of Common Stock that are issuable upon the exercise of outstanding stock options or that are available for issuance pursuant to the Company's Stock Incentive Plan. Additionally, commencing 180 days after the completion of the Offerings, certain stockholders of the Company who will beneficially own in the aggregate 17,793,480 shares of Common Stock as of the completion of the Offerings will be entitled to certain demand and piggyback registration rights with respect to such shares. All of such registered shares generally would then be eligible for immediate sale in the public market. Public sales of a significant number of such shares could have a material adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale".

DILUTION

  Purchasers of Common Stock in the Offerings will incur immediate and substantial dilution in the net tangible book value per share of Common Stock in the amount of $12.56 per share, assuming an initial public offering price of $16.00 per share. To the extent that outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution".

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 5,000,000 shares of Common Stock being offered by the Company in the Offerings (at an assumed initial public offering price of $16.00 per share) are estimated to be $73,780,000 ($86,910,856 if the Underwriters' over-allotment options are exercised in full), after deduction of the underwriting discount and estimated offering expenses.

  The Company expects to use the net proceeds of the Offerings for working capital, including approximately $50 million for financing deferred payment plans for certain of its customers, and for other general corporate purposes. See "Business--Strategy". Furthermore, from time to time the Company expects to evaluate possible acquisitions of or investments in businesses, products and technologies that are complementary to those of the Company, for which a portion of the net proceeds from the Offerings may be used. There are, however, no understandings or agreements for any such acquisition or investment as of the date of this Prospectus. Pending such uses, the Company intends to invest the net proceeds of the Offerings in short-term, investment grade, interest bearing instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends on its Common Stock since 1994. The Company currently intends to retain its future earnings, if any, to fund the development and growth of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                   DILUTION

  The pro forma net tangible book value of the Company as of December 31, 1996, after giving effect to the conversion of all outstanding shares of Series A Convertible Preferred Stock to Common Stock upon the completion of the Offerings, was $12.3 million or $0.61 per share of Common Stock. "Pro forma net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities divided by the total number of shares of Common Stock outstanding. After giving effect to the net proceeds from the sale of 5,000,000 shares of Common Stock offered by the Company hereby, the "pro forma as adjusted net tangible book value", which reflects pro forma net tangible book value after giving effect to the conversion of all outstanding shares of Series A Convertible Preferred Stock into Common Stock upon completion of the Offerings, as of December 31, 1996 would have been $86.1 million or $3.44 per share. This represents an immediate increase in the pro forma net tangible book value of $2.82 per share to existing stockholders, including holders of Series A Convertible Preferred Stock, and an immediate dilution of $12.56 per share to new investors. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

   Assumed initial public offering price per share...............         $16.00
    Pro forma net tangible book value per share before the
     Offerings...................................................   $0.61
    Increase per share attributable to new investors.............    2.82
                                                                    -----
   Pro forma as adjusted net tangible book value per share after
    the Offerings................................................           3.44
                                                                          ------
   Dilution per share to new investors...........................         $12.56
                                                                          ======

  The following table summarizes as of December 31, 1996, on a pro forma basis, the differences in the total consideration paid and the average price per share paid to the Company by existing stockholders, including holders of Series A Convertible Preferred Stock, and by new investors with respect to the number of shares of Common Stock purchased from the Company.

                            SHARES PURCHASED  TOTAL CONSIDERATION
                           ------------------ -------------------- AVERAGE PRICE
                             NUMBER   PERCENT    AMOUNT    PERCENT   PER SHARE
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 20,050,000   80.0% $ 21,576,720   21.2%    $ 1.08
New investors.............  5,000,000   20.0    80,000,000   78.8     $16.00
                           ----------  -----  ------------  -----
 Total.................... 25,050,000  100.0% $101,576,720  100.0%
                           ==========  =====  ============  =====

  The above discussion and tables assume no exercise of stock options outstanding as of December 31, 1996. As of December 31, 1996, options for the purchase of an aggregate of 2,904,500 shares of Common Stock were outstanding.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996 (i) on a historical basis, (ii) on a pro forma basis after giving effect to the conversion of all outstanding shares of Series A Convertible Preferred Stock to Common Stock upon the completion of the Offerings, and (iii) on a pro forma as adjusted basis to reflect the sale of the 5,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share (after deduction of the underwriting discount and estimated expenses of the Offerings). The information set forth in the table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                       DECEMBER 31, 1996
                                                  -----------------------------
                                                             PRO     PRO FORMA
                                                  ACTUAL    FORMA   AS ADJUSTED
                                                  -------  -------  -----------
                                                  (IN THOUSANDS, EXCEPT SHARE
                                                             DATA)
Long-term and other obligations.................. $ 1,360  $ 1,360    $ 1,360
Stockholders' equity:
 Series A Convertible Preferred Stock, $.01 par
  value; 225,000 shares authorized, 225,000
  shares issued and outstanding, actual; 225,000
  shares authorized, none issued or outstanding,
  pro forma and pro forma as adjusted............       2      --         --
 Common Stock, $.01 par value; 40,000,000 shares
  authorized; 15,550,000 shares issued and
  outstanding, actual; 20,050,000 shares issued
  and outstanding, pro forma; 25,050,000 shares
  issued and outstanding, as adjusted (1)........     156      201        251
Additional paid-in-capital.......................   6,374    6,331     80,061
Retained earnings................................   6,301    6,301      6,301
Accumulated translation adjustments..............    (508)    (508)      (508)
                                                  -------  -------    -------
Total stockholders' equity.......................  12,325   12,325     86,105
                                                  -------  -------    -------
    Total capitalization......................... $13,685  $13,685    $87,465
                                                  =======  =======    =======

--------
(1) Excludes 2,904,500 shares of Common Stock reserved for issuance pursuant to stock options outstanding as of December 31, 1996.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, notes thereto and other financial information included elsewhere in this Prospectus. The selected financial data for each of the three years ended December 31, 1996 are derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The data presented for each of the years ended December 31, 1992 and December 31, 1993 are derived from unaudited financial statements, but in the opinion of the Company reflects all adjustments (consisting of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information in accordance with generally accepted accounting principles.

                                                 YEARS ENDED DECEMBER 31,
                                           --------------------------------------
                                            1992    1993   1994    1995    1996
                                           ------  ------ ------- ------- -------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Total revenues...........................  $2,788  $6,712 $20,722 $26,967 $56,864
Cost of services.........................     966   2,531   4,457   9,653  19,107
                                           ------  ------ ------- ------- -------
  Gross profit...........................   1,822   4,181  16,265  17,314  37,757
Operating expenses:
 Sales and marketing.....................     411     630   2,965   2,455   7,653
 Research and development................     995   2,606   5,169   9,714  16,236
 General and administrative..............     357     658   3,949   3,928   8,287
                                           ------  ------ ------- ------- -------
                                            1,763   3,894  12,083  16,097  32,176
                                           ------  ------ ------- ------- -------
Earnings before interest and taxes.......      59     287   4,182   1,217   5,581
Interest expense, net....................      43      58      70     110      77
                                           ------  ------ ------- ------- -------
Earnings before income taxes.............      16     229   4,112   1,107   5,504
Income taxes.............................      33      34   1,069     823   2,084
                                           ------  ------ ------- ------- -------
Net earnings (loss)......................  $  (17) $  195 $ 3,043 $   284 $ 3,420
                                           ======  ====== ======= ======= =======
Net earnings per share (1)...............  $ 0.00  $ 0.02 $  0.29 $  0.02 $  0.16
                                           ======  ====== ======= ======= =======
Shares used in per share calculation (1).   6,158   7,865  10,642  16,319  21,977
                                                      AT DECEMBER 31,
                                           --------------------------------------
                                            1992    1993   1994    1995    1996
                                           ------  ------ ------- ------- -------
                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................  $    1  $  209 $ 2,374 $10,200 $ 4,289
Working capital..........................    (114)    191     635   5,334   5,148
Total assets.............................   1,192   2,147  14,006  24,462  43,819
Long-term and other obligations..........      96     151     372     399   1,360
Total stockholders' equity...............     323     681   3,770   9,933  12,325

--------
(1) See Note 2 of Notes to Consolidated Financial Statements for the determination of the number of shares used in per share calculation.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Founded in 1990, the Company is a leading provider of client/server-based billing and customer care solutions to carriers in the global telecommunications industry. The Company's software products offer carriers flexible, customer-tailored, cost-effective billing and customer care solutions. Historically, the Company has focused on the wireless telecommunications sector, specifically carriers providing services based on the GSM digital standard. To capitalize on increasing opportunities in the global telecommunications market, the Company's strategy is to provide billing and customer care solutions to carriers that provide services in one or more markets, including other digital and analog wireless, wireline, paging, satellite and Internet services.

  The Company derives revenues from license fees and service fees. License revenues consist solely of license fees for the Company's client/server software. Service revenues consist of fees for customization, installation and product support services and, to a lesser extent, maintenance fees and fees for training. License revenues for one time licenses without customization are recognized upon delivery of the software to the customer. Revenues from licenses which require customization of the software are recognized over the estimated term of the installation of such software based on the percentage of completion method of accounting. In the event that the maximum number of a customer's subscribers under a liense agreement is exceeded, the Company recognizes additional license revenue in the quarter that the customer notifies the Company of the increase, unless the company has significant related obligations remaining. Service revenues that relate to customization and initial installation of BSCS and customization after the BSCS software has been installed are accounted for over the estimated term of such service based on the percentage of completion method of accounting. Maintenance fees are recognized ratably over the term of the maintenance contract, and fees for training are recognized as the training is performed.

  The total value of an initial contract for BSCS software and services typically ranges from $1 million to $5 million, depending on the size of the carrier, the number of subscribers that the carrier expects to serve, the number and type of telecommunications services supported by BSCS and the scope of customization and installation requirements. Maintenance pricing is based on the level of service desired by the customer and typically varies from 10% to 35% of the license fee per year.

FOREIGN CURRENCY EXPOSURE

  Sales outside of the United States represent a significant portion of the Company's total revenues. A substantial amount of the Company's revenues and costs and expenses are invoiced and paid in currencies other than the U.S. Dollar, primarily the German Deutsche Mark and to a lesser extent the Swiss Franc and the Malaysian Ringgit. See "Risk Factors--Currency Fluctuations".

RESULTS OF OPERATIONS

  The following table presents, for the periods indicated, certain items in the Company's statement of income reflected as a percentage of total revenues.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                            -------------------
                                                            1994   1995   1996
                                                            -----  -----  -----
Revenues:
 License revenues..........................................  72.5%  50.6%  41.7%
 Service revenues..........................................  27.5   49.4   58.3
                                                            -----  -----  -----
    Total revenues......................................... 100.0  100.0  100.0
Cost of services...........................................  21.5   35.8   33.6
                                                            -----  -----  -----
Gross margin...............................................  78.5   64.2   66.4
Operating expenses:
 Sales and marketing.......................................  14.3    9.1   13.5
 Research and development..................................  24.9   36.0   28.6
 General and administrative................................  19.1   14.6   14.6
                                                            -----  -----  -----
                                                             58.3   59.7   56.6
                                                            -----  -----  -----
Earnings before interest and taxes.........................  20.2    4.5    9.8
Interest expense, net......................................   0.3    0.4    0.1
                                                            -----  -----  -----
Earnings before income taxes...............................  19.8    4.1    9.7
Income taxes...............................................   5.2    3.1    3.7
                                                            -----  -----  -----
Net earnings...............................................  14.7%   1.1%   6.0%
                                                            =====  =====  =====

 YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  REVENUES. Total revenues increased 110.9% to $56.9 million in the year ended December 31, 1996 from $27.0 million in the year ended December 31, 1995. License revenues increased 73.6% to $23.7 million in the year ended December 31, 1996 from $13.7 million in the year ended December 31, 1995, while service revenues increased 149.1% to $33.2 million in the year ended December 31, 1996 from $13.3 million in the year ended December 31, 1995. The increase in total revenues was primarily due to market acceptance of the Company's products and services in the Americas, successful release of BSCS Version 4.0 in Europe in early 1996 and the establishment of the Company's Asian operations in early 1996. Revenues from the Company's Americas customers accounted for $18.1 million or 31.9% of 1996 revenues compared to $945,000 or 3.5% of 1995 revenues. Revenues from the Company's Asian customers accounted for $6.3 million or 11.0% of 1996 revenues compared to $2.3 million or 8.7% of 1995 revenues.

  License revenues decreased as a percentage of total revenues to 41.7% in the year ended December 31, 1996 from 50.6% in the year ended December 31, 1995, while service revenues increased as a percentage of total revenues to 58.3% in the year ended December 31, 1996 from 49.4% in the year ended December 31, 1995. This change in the mix of revenues is primarily due to the increased demands of customers for billing and customer care solutions tailored to their specific needs.

  Historically, the Company has relied on a limited number of customers for a substantial portion of its revenues. Aerial and Swiss Telecom accounted for 12% and 10%, respectively, of the Company's total revenues in 1996. In addition, the Company had three customers that accounted for 14%, 10% and 10% of the Company's total revenues in 1995. The Company's concentration of customers can result in quarterly revenues and earnings fluctuations based on the timing of orders for, and installation of the BSCS product by, these customers.

  COST OF SERVICES. Cost of services decreased as a percentage of total revenues to 33.6% in the year ended December 31, 1996 from 35.8% in the year ended December 31, 1995. Costs of services increased 97.9% to $19.1 million in the year ended December 31, 1996 from $9.7 million in the year ended December 31, 1995, primarily due to compensation expense associated with increased staffing for new projects in Europe, the Americas and Asia. Cost of services decreased as a percentage of service revenues to 57.6% in the year ended December 31, 1996 from 72.5% in the year ended December 31, 1995, primarily due to a decline in the use of outside consultants and systems integrators. Cost of services consists primarily of salaries and benefits associated with customization, installation and product support activities. It also includes third-party costs associated with systems integrators and, to a lesser extent, costs related to providing software maintenance and end-user training to customers.

  SALES AND MARKETING. Sales and marketing expenses increased as a percentage of total revenues to 13.5% in the year ended December 31, 1996 from 9.1% in the year ended December 31, 1995. These expenses increased 211.7% to $7.7 million in the year ended December 31, 1996 from $2.5 million in the year ended December 31, 1995. This increase was principally due to growth in the number of worldwide sales and marketing personnel responsible for developing business, particularly in the Americas. Sales and marketing expenses consist primarily of the salaries, benefits and travel expenses of those employees responsible for acquiring new business and maintaining existing customer relationships, as well as marketing expenses related to trade publications, advertisements and shows.

  RESEARCH AND DEVELOPMENT. Research and development expenses decreased as a percentage of total revenues to 28.6% in the year ended December 31, 1996 from 36.0% in the year ended December 31, 1995. This decrease in research and development costs as a percentage of revenues was primarily attributable to the fact that revenues increased by a much greater percentage than research and development spending. These expenses increased 67.1% to $16.2 million in the year ended December 31, 1996 from $9.7 million in the year ended December 31, 1995. This increase was principally due to increases in the number of personnel associated with the continued development of BSCS Version 4.0 and the initial design and development of Version 5.0. In addition, the Company's decision in late 1995 to modify its existing software kernel for use in the Americas necessitated the establishment of two separate research and development efforts in 1996. Research and development expenses are comprised of salaries and benefits of the employees involved in product and enhancement development. All development costs are expensed as incurred.

  GENERAL AND ADMINISTRATIVE. General and administrative expenses remained constant at 14.6% of total revenues in the years ended December 31, 1996 and December 31, 1995. These expenses increased 111.0% to $8.3 million in the year ended December 31, 1996 from $3.9 million in the year ended December 31, 1995. This increase was principally due to increases in the number of administrative personnel required to staff the Americas operation as well as increases in office rent and other expenses incurred as a result of the general growth of the Company's business. General and administrative expenses consist primarily of salaries and benefits of management and administrative personnel, general office administration expenses such as rent and occupancy, telephone expenses and other supply costs, and fees for legal, accounting and other professional services.

  INCOME TAXES. The provision for income taxes decreased to 37.9% of earnings before income taxes in the year ended December 31, 1996 from 74.3% of earnings before income taxes in the year ended December 31, 1995. The higher effective tax rate in 1995 resulted in large part from the Company's inability to recognize the benefit of net operating losses in the United States and greater income from certain European countries with higher statutory tax rates. The Company currently expects that its future annual tax rates ordinarily will not exceed 40.0% of earnings before income taxes. However, this statement is a forward-looking statement and the Company's actual tax rate in any year could be higher, depending on statutory rate changes and the utilization of certain net operating loss benefits.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  REVENUES. Total revenues increased 30.1% to $27.0 million in the year ended December 31, 1995 from $20.7 million in the year ended December 31, 1994. License revenues decreased 9.1% to $13.7 million in the year ended December 31, 1995 from $15.0 million in the year ended December 31,

1994, while service revenues increased 133.7% to $13.3 million in the year ended December 31, 1995 from $5.7 million in the year ended December 31, 1994. In 1995, the Company experienced relatively modest growth in revenues when compared to prior years principally due to management's significant focus on establishing operations in the Americas, which resulted in less emphasis on sales to, and a lengthening of the sales cycle for, the Company's European customers. Although the Company established operations in the Americas and Asia in 1995, such operations did not generate any significant revenues in 1995. Revenues from the Company's European customers accounted for $23.7 million or 87.8% of 1995 revenues compared to $20.7 million or 100.0% of 1994 revenues. Revenues from the Company's Americas customers accounted for $945,000 or 3.5% of revenues in 1995. In addition, in 1995, the Company's three largest customers accounted for 14%, 10% and 10% of total revenues, and in 1994 the Company's two largest customers accounted for 15% and 12% of total revenues.

  License revenues decreased as a percentage of total revenues to 50.6% in the year ended December 31, 1995 from 72.5% in the year ended December 31, 1994, while service revenues increased as a percentage of total revenues to 49.4% in the year ended December 31, 1995 from 27.5% in the year ended December 31, 1994. This change in the mix of revenues is due to the increased demands of customers for billing and customer care solutions tailored to their specific needs.

  COST OF SERVICES. Cost of services increased as a percentage of total revenues to 35.8% in the year ended December 31, 1995 from 21.5% in the year ended December 31, 1994. This increase was primarily the result of the shift in the mix of revenues towards service revenues, which have a higher cost of revenues than license revenues. Cost of services decreased as a percentage of service revenues to 72.5% in the year ended December 31, 1995 from 78.2% in the year ended December 31, 1994, due to increases in service revenues that offset increases in service staffing. Cost of services increased 116.6% to $9.7 million in the year ended December 31, 1995 from $4.5 million in the year ended December 31, 1994. This increase was principally due to increased staffing for new projects in Europe in 1995 and related compensation expense.

  SALES AND MARKETING. Sales and marketing expenses decreased as a percentage of total revenues to 9.1% in the year ended December 31, 1995 from 14.3% in the year ended December 31, 1994. These expenses decreased 17.2% to $2.5 million in the year ended December 31, 1995 from $3.0 million in the year ended December 31, 1994. The decrease in expense was principally due to the payment in 1994 of approximately $700,000 in sales commissions to establish new distribution channels, offset by related increases in staffing.

  RESEARCH AND DEVELOPMENT. Research and development expenses increased as a percentage of total revenues to 36.0% in the year ended December 31, 1995 from 24.9% in the year ended December 31, 1994. These expenses increased 87.9% to $9.7 million in the year ended December 31, 1995 from $5.2 million in the year ended December 31, 1994, principally due to increased staffing required to develop BSCS Version 4.0, which was released in early 1996.

  GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased as a percentage of total revenues to 14.6% in the year ended December 31, 1995 from 19.1% in the year ended December 31, 1994. These expenses remained constant at $3.9 million in the years ended December 31, 1995 and 1994 as existing management and administrative staffing was sufficient to support the increase in revenues in 1995.

  INCOME TAXES. The provision for income taxes increased to 74.3% of earnings before income taxes in the year ended December 31, 1995 from 26.0% of earnings before income taxes in the year ended December 31, 1994. The high effective tax rate in 1995 resulted primarily from the Company's inability to recognize the benefit of net operating losses in the United States. The lower effective tax rate in 1994 was the result of greater income from certain European countries with lower statutory tax rates.

QUARTERLY RESULTS OF OPERATIONS

  The following tables present unaudited quarterly consolidated statement of income data for each of the eight quarters ended December 31, 1996. This information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                       QUARTER ENDED
                         -----------------------------------------------------------------------------
                         MAR. 31,  JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                           1995      1995     1995      1995      1996      1996      1996      1996
                         --------  -------- --------- --------  --------  --------  --------- --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
 Revenues:
 License revenues.......  $2,334    $3,662   $3,663    $3,995    $2,625    $4,560    $ 8,068  $ 8,448
 Service revenues.......   2,161     2,756    2,897     5,499     4,131     6,393     10,886   11,753
                          ------    ------   ------    ------    ------    ------    -------  -------
   Total revenues.......   4,495     6,418    6,560     9,494     6,756    10,953     18,954   20,201
 Cost of services.......   1,621     1,984    2,144     3,904     1,977     3,772      6,692    6,666
                          ------    ------   ------    ------    ------    ------    -------  -------
 Gross profit...........   2,874     4,434    4,416     5,590     4,779     7,181     12,262   13,535
 Operating expenses:
 Sales and marketing....     566       621      664       604     1,238     2,136      2,009    2,270
 Research and
 development............   1,892     1,763    2,040     4,019     3,540     4,083      3,765    4,848
 General and
 administrative.........     851       911    1,032     1,134     1,238     1,192      2,588    3,269
                          ------    ------   ------    ------    ------    ------    -------  -------
                           3,309     3,295    3,736     5,757     6,016     7,411      8,362   10,387
                          ------    ------   ------    ------    ------    ------    -------  -------
 Earnings (loss) before
  interest and taxes....    (435)    1,139      680      (167)   (1,237)     (230)     3,900    3,148
 Interest expense, net..      (4)      (10)     (39)      (57)      (52)      (85)       (24)      84
                          ------    ------   ------    ------    ------    ------    -------  -------
 Earnings (loss) before
  income taxes..........    (439)    1,129      641      (224)   (1,289)     (315)     3,876    3,232
 Income taxes (credit)..    (325)      834      479      (165)     (490)     (120)     1,473    1,221
                          ------    ------   ------    ------    ------    ------    -------  -------
 Net earnings (loss)....  $ (114)   $  295   $  162    $  (59)   $ (799)   $ (195)   $ 2,403  $ 2,011
                          ======    ======   ======    ======    ======    ======    =======  =======
 Net earnings (loss) per
 share (1)..............  $(0.01)   $ 0.02   $ 0.01    $ 0.00    $(0.04)   $(0.01)   $  0.11  $  0.09
                          ======    ======   ======    ======    ======    ======    =======  =======
 Shares used in per
  share calculation (1).  12,379    17,477   17,477    17,868    21,977    21,977     21,977   21,977
                                                       QUARTER ENDED
                         -----------------------------------------------------------------------------
                         MAR. 31,  JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                           1995      1995     1995      1995      1996      1996      1996      1996
                         --------  -------- --------- --------  --------  --------  --------- --------
                                               (AS A PERCENTAGE OF REVENUES)
 Revenues:
 License revenues.......    51.9%     57.1%    55.8%     42.1%     38.9%     41.6%      42.6%    41.8%
 Service revenues.......    48.1      42.9     44.2      57.9      61.1      58.4       57.4     58.2
                          ------    ------   ------    ------    ------    ------    -------  -------
   Total revenues.......   100.0     100.0    100.0     100.0     100.0     100.0      100.0    100.0
 Cost of services.......    36.1      30.9     32.7      41.1      29.3      34.4       35.3     33.0
                          ------    ------   ------    ------    ------    ------    -------  -------
 Gross margin...........    63.9      69.1     67.3      58.9      70.7      65.6       64.7     67.0
 Operating expenses:
 Sales and marketing....    12.6       9.7     10.1       6.4      18.3      19.5       10.6     11.2
 Research and
 development............    42.1      27.5     31.1      42.3      52.4      37.3       19.9     24.0
 General and
 administrative.........    18.9      14.2     15.7      11.9      18.3      10.9       13.7     16.2
                          ------    ------   ------    ------    ------    ------    -------  -------
                            73.6      51.3     57.0      60.6      89.0      67.7       44.1     51.4
                          ------    ------   ------    ------    ------    ------    -------  -------
 Earnings (loss) before
  interest and taxes....    (9.7)     17.7     10.4      (1.8)    (18.3)     (2.1)      20.6     15.6
 Interest expense, net..    (0.1)     (0.2)    (0.6)     (0.6)     (0.8)     (0.8)      (0.1)     0.4
                          ------    ------   ------    ------    ------    ------    -------  -------
 Earnings (loss) before
  income taxes..........    (9.8)     17.6      9.8      (2.4)    (19.1)     (2.9)      20.4     16.0
 Income taxes (credit)..    (7.2)     13.0      7.3      (1.7)     (7.3)     (1.1)       7.8      6.0
                          ------    ------   ------    ------    ------    ------    -------  -------
 Net earnings (loss)....    (2.5)%     4.6%     2.5%     (0.6)%   (11.8)%    (1.8)%     12.7%    10.0%
                          ======    ======   ======    ======    ======    ======    =======  =======

--------
(1) See Note 2 of Notes to Consolidated Financial Statements for the determination of the number of shares used in per share calculation.

  The Company has experienced quarterly fluctuations in its operating and financial results, primarily due to the timing of the introduction of new releases of its BSCS software, the timing of commencement of new projects and completion of existing projects, the size of new projects, cancellations of projects, increases in sales and marketing and operations staff and the start-up costs associated with the implementation of new operations in the Americas and Asia. The Company expects quarterly fluctuations to continue as the Company introduces new software releases and continues its expansion globally into new telecommunications markets. Quarterly fluctuations may also result from the timing of introduction of products and services by the Company's competitors. See "Risk Factors--Fluctuations in Quarterly Operating Results" and "--Dependence on New Products".

  The Company's quarterly revenues have increased throughout 1995 and 1996. In the first quarter of 1996, however, revenues declined due to the completion of a number of large projects in Europe during 1995. In addition, the decrease in revenues was due to a shift in management focus toward establishing operations in the Americas and Asia, which did not begin to generate significant revenues until the second quarter of 1996. Revenues increased in the second and third quarters of 1996, due to the commencement of multiple installations of BSCS Version 4.0, particularly in the Americas. Service revenues, which represented less than 50% of the Company's revenues in the first three quarters of 1995, increased to, and have remained at, approximately 60% of revenues through 1996 primarily due to increased demands of customers for billing and customer care solutions tailored to their specific needs.

  Cost of services has increased in proportion to the Company's increasing revenues due to greater costs related to additional personnel, outside consultants and systems integrators required to meet the increased demands of customers for billing and customer care solutions tailored to their specific needs. In the first quarter of 1996, however, cost of services decreased due to a reduction in the use of systems integrators and outside contractors in connection with the completion of a number of significant projects in Europe. Gross profit also increased throughout 1995 and 1996 in proportion to the Company's revenues, except in the first quarter of 1996.

  Total operating expenses steadily increased throughout 1995 and 1996. Sales and marketing expenses, which were relatively stable through 1995, increased in the first two quarters of 1996 primarily due to significant increases in personnel related to expansion into the Americas and Asian markets. Research and development expenses increased dramatically during the fourth quarter of 1995 as the Company employed additional contract and permanent software developers for the launch of BSCS Version 4.0 in the Americas and Asia. Research and development expenses increased in the fourth quarter of 1996 due to further increases in staffing levels in Atlanta and Frankfurt for the planned launch of BSCS Version 5.0. General and administrative expenses increased moderately through the second quarter of 1996. In the second half of 1996, the Company hired additional members of senior management, particularly in the Americas.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by operating activities totaled $3.3 million in 1994 and $3.2 million in 1995, and net cash used by operating activities totaled $3.8 million in 1996. Net cash used by operations in 1996 was primarily the result of the increased use of working capital to fund the new business opportunities in the Americas and Asia.

  The Company invested $3.5 million, $1.8 million and $4.0 million in leasehold improvements during 1994, 1995, and 1996, respectively. The higher investments in 1994 compared to 1995 were primarily due to $1.9 million of leasehold improvements to the Company's European office spaces. The increase from 1995 to 1996 is primarily the result of growth in the Company's Americas operations which required significant purchases of furniture and computer equipment.

  Since its inception, the Company has financed its growth principally through cash provided by operations. The Company's only significant external financing activity to date has been through the sale of $20.0 million of preferred stock in December 1995 to General Atlantic Partners and its affiliates. Of the $20.0 million of proceeds, net of $434,000 in costs of the offering, $14.6 million was distributed to LHS stockholders as part of the reorganization that created the LHS Group Inc. holding company. Additionally, in July 1996, the Company repurchased shares of Common Stock from one of its stockholders for $10.0 million and simultaneously sold an equal number of shares of Common Stock to other stockholders of the Company for $10.0 million. See "Certain Transactions".

  Working capital requirements periodically require the Company to borrow on a short-term basis from the Company's line of credit facilities in Europe which provide for maximum borrowings of approximately $3.9 million. The credit facility is renewable on an annual basis. Outstanding borrowings under the credit facilities as of December 31, 1996 aggregated approximately $1.9 million and bear interest at 8% per annum.

  At December 31, 1996, the Company did not have any material commitments for capital expenditures. The Company believes that the net proceeds from the sale of the Common Stock in the Offerings, combined with existing cash balances, available credit facilities, and funds generated by operations, will be sufficient to meet its anticipated working capital and capital expenditure requirements for the foreseeable future.

                                   BUSINESS

  LHS is a leading provider of client/server-based billing and customer care solutions to providers of wireless and wireline telecommunications services ("carriers") in the Americas, Europe and Asia. The Company's products enable carriers to compete more effectively in a rapidly growing telecommunications market. The Company's BSCS software is a scaleable, modular billing and customer care solution that can be implemented quickly and can support innovative marketing and pricing of telecommunications services. BSCS has been licensed to approximately 70 carriers in over 25 countries and supports approximately 3.5 million subscribers.

  The Company's objective is to be the leading provider of client/server-based billing and customer care solutions for the global telecommunications industry. The Company intends to leverage its significant installed base of European wireless customers to serve wireline and wireless markets around the world. Moreover, the Company seeks to continually improve the functionality of its products, maintain the strong technology position of BSCS and establish long-term relationships with carriers. The Company intends to leverage its relationships with leading systems integrators, including Andersen Consulting, Cap Gemini, EDS and Logica, and equipment vendors to more effectively market its software and services to emerging carriers, and to efficiently install the BSCS solution. Current customers of the Company include Aerial and PBMS in the Americas, Swiss Telecom in Europe and Binariang in Asia.

INDUSTRY BACKGROUND

  TELECOMMUNICATIONS INDUSTRY

  For most of this century, telecommunications carriers around the world provided wireline services in heavily regulated environments. Often characterized by monopoly dominance, the telecommunications industry offered basic telephony services and underwent little change. More recently, however, the deregulation of the telecommunications industry coupled with the development and widespread adoption of new wireless communications services, such as paging and analog and digital cellular telephony, has resulted in significant growth in the number of new carriers and in the overall size of the telecommunications services market. As existing carriers attempt to maintain market share in their traditional markets while simultaneously entering new markets, and as new entrants seek to capture market share in wireline and wireless markets, telecommunications markets worldwide have become increasingly competitive and dynamic.

  Governments around the world are relaxing regulatory constraints on the telecommunications industry. Within the United States, deregulation commenced in the long distance market with the breakup of AT&T in 1984 and the subsequent entry of additional long distance carriers. In 1994, the U.S. government similarly allowed new competitors to enter the cellular industry, which developed in the 1980's and was initially structured as a duopoly in each service area, by auctioning significant radio spectrum for digital cellular, PCS and other services to new carriers. More recently, the Telecommunications Act of 1996 is expected to increase competition across U.S. markets by allowing new and existing local and long distance wireline, wireless and cable TV companies to provide competing services. As a result of these trends, the number of wireless and wireline carriers in the U.S. market has increased and is expected to continue to increase dramatically.

  Outside the United States, deregulation and privatization are also resulting in the emergence of new carriers, increased competition and the broader availability of telecommunications services. The general trend toward deregulation and the expected adoption in 1998 of uniform regulatory constraints within wireline markets of the European Community, along with continued growth in European wireless markets, are expected to increase the number and types of services offered and to intensify competition within wireless and wireline markets across Europe. In Asia, increased competition is expected in both wireless and wireline markets as many nations deregulate and privatize their national telecommunications carriers and allow new carriers to offer services to meet the demands of a rapidly growing population. Further accelerating these trends in the telecommunications industry, more than 60 member nations of the World Trade Organization reached an agreement in February 1997 to substantially deregulate the majority of the world's telecommunications markets beginning in 1998. These trends are expected to result in established and emerging carriers introducing service offerings in telecommunications markets worldwide, thus increasing overall competition.

  In conjunction with deregulation, advances in telecommunications technology have significantly stimulated the growth in the number of carriers as well as in the types of services offered. In the wireless sector, the trend in technology has been to migrate from analog to digital, with digital technologies promising carriers and consumers lower infrastructure costs, greater privacy, fraud protection and new, enhanced features. Most established carriers using older analog cellular standards such as AMPS (Americas and Asia), NMT (Europe and Asia) and TACS (Europe) are expanding their networks to include digital standards. Although the GSM digital standard and its derivatives have gained widespread acceptance, particularly among carriers in Europe and Asia, other digital cellular and PCS standards such as TDMA (U.S.) and CDMA (U.S., Canada and Asia) are being deployed rapidly. These rapid changes in telecommunications technology have created significant market opportunities for new and existing carriers, resulting in greater competition and a wider range of service offerings for consumers.

  As competition intensifies, telecommunications carriers increasingly differentiate their service offerings, not only on the basis of pricing and reliability, but also by offering value added features, bundling multiple services and marketing innovative, targeted rate and service plans. Carriers are utilizing technology advancements to compete by offering service features in addition to basic telephony, including voice mail, call forwarding, caller identification, fax and data transmission. As carriers established in one market attempt to enter other formerly distinct markets in wireline, wireless, satellite and Internet services, many are bundling multiple services in order to successfully retain existing customers and to attract new customers. Increasingly, carriers are relying on innovative marketing of rate and service plans to successfully segment and attract potential customers.

  To compete effectively, carriers require business systems which enable innovative and flexible marketing and support multiple service offerings. These systems, which provide billing and customer handling, or "customer care," have become critical to the business success of carriers. Billing systems are no longer a back-office operation focused simply on billing and invoicing. Carriers today demand that billing and customer care systems provide innovative and flexible marketing of services, robust customer management capabilities, subscriber data and feedback and service plan flexibility in addition to the rating, invoicing and collection features provided by yesterday's billing systems. Increasingly, billing and customer care systems are deployed by carriers as a strategic business weapon.

  BILLING AND CUSTOMER CARE SYSTEMS

  Billing systems for telecommunications services were first developed to meet the needs of large monopoly carriers, and offered a simple, single-service billing function, including rate tariffing and invoicing. These systems lacked advanced customer care functionality, which typically provides the initial establishment of customer accounts, assignment of phone numbers, issuance and reporting of calling card usage, maintenance of customer history, directory listings, and generation and management of marketing feedback. While sufficient for the regulated environment in which carriers then operated, these early billing systems typically were mainframe-based, were built around proprietary, closed hardware and software platforms, and were inflexible and costly to maintain.

  The rapid advance of telecommunications technology, the deregulation of markets around the globe and the increasing importance of reducing time-to-market have motivated carriers to install, maintain and update advanced billing and customer care systems. These systems are essential for both existing and emerging carriers to compete effectively as they seek to introduce new services, enter new markets and offer a high level of customer service. In some cases, carriers may choose to outsource the fulfillment of these billing and customer care activities to service bureaus for financial or other business reasons. Regardless of whether carriers rely on a purchased solution operated internally or on an outsourced solution from a service bureau provider, a strong market opportunity exists for a billing and customer care solution which provides the following benefits:

  . FLEXIBILITY. Carriers need billing and customer care solutions which enable innovative, sophisticated and dynamic marketing and pricing of telecommunications services.

  . RAPID TIME-TO-MARKET. Carriers entering new markets for telecommunications services place a significant premium on rapid launch of services and, accordingly, require billing and customer care solutions which can be implemented quickly.

  . PROVEN TRACK RECORD. With little margin for error in a very competitive environment, carriers are seeking billing and customer care solutions with a proven track record to minimize deployment risk during the critical launch of new services.

  . SCALEABILITY. Carriers are seeking solutions that will scale with subscriber growth to avoid service billing and collection disruption and to minimize recurring staff training and billing and customer care system investments.

  . MULTIPLE SERVICE SUPPORT. As established carriers enter new markets, billing and customer care solutions must support multiple telecommunications services and standards. A common billing and customer care solution supporting wireline, wireless, Internet and satellite offerings will enable innovative marketing of multiple services with centralized customer billing.

  . INTERNATIONAL SUPPORT. As carriers are entering new geographic markets, billing and customer care solutions must increasingly support multiple languages and currencies while providing consistent functionality across diverse market environments.

THE LHS SOLUTION

  The Company believes that it currently meets, and will continue to meet, the needs of a wide variety of carriers with its BSCS software product and the broad range of comprehensive customization, installation and maintenance services offered by the Company. BSCS is a proven system which has been licensed to approximately 60 carriers in more than 25 countries supporting a total of approximately 3.5 million subscribers. BSCS offers the following features and benefits:

  . FLEXIBLE SOLUTION. The BSCS system can be tailored to each carrier's particular needs in order to keep pace with a highly competitive, dynamic market for telecommunications services. BSCS enables carriers to dynamically update rate and pricing plans tailored to time of day, day of week, previous usage levels, call destinations, credit characteristics and numerous other marketing parameters.

  . OPEN, CLIENT/SERVER BASED ARCHITECTURE. BSCS supports multiple hardware platforms and operating systems, enabling carriers to benefit from continued advances in technology. As a packaged application customized to meet the needs of each particular carrier, BSCS offers carriers rapid installation relative to complete custom solutions and is more flexible than in-house legacy mainframe solutions. BSCS's client/server architecture enables efficient integration with best-of-breed financial, human resources, operational and other software applications and provides scaleability as a carrier's subscriber base grows.

  . MODULAR CONFIGURATION. The BSCS architecture offers carriers efficient, rapid customization and cost effective implementation. The Company's modular architecture provides carriers with the flexibility to modify or add BSCS functions with little or no impact to unmodified portions of the product, allowing carriers to easily tailor BSCS to meet their unique system requirements.

  . MULTIPLE SERVICES SUPPORT. BSCS is architected to support multiple telecommunications technology standards with minimal modification to the software's core billing and customer care functionality. BSCS 4.0 currently supports the GSM, NMT, ERMES, Pocsag and SMR standards. The BSCS 5.0 versions, scheduled for release by the fourth quarter of 1997, will also support the CDMA, TDMA and AMPS wireless standards as well as satellite, wireline, Internet and additional paging standards.

  . COMPREHENSIVE INTERNATIONAL SOLUTION. BSCS is a global solution that supports multiple currencies and requirements of different geographic markets. The product currently supports billing and customer care in the English, French, German, Italian, Spanish, Indian, Russian, Polish, Czech and Portuguese languages.

  . COMPLETE CUSTOMER SERVICES. In addition to the BSCS software, the Company provides carriers with a complete customer solution, including initial customization and installation and ongoing maintenance, upgrades and customer support. LHS offers carriers the choice of initial installation directly from the Company or through leading systems integrators. Ongoing maintenance and customer support is offered at varying levels of service and priced to meet the needs of the carrier.

THE LHS STRATEGY

  To maintain its position as a leading provider of client/server-based billing and customer care solutions for the global telecommunications industry, the Company's strategies include:

  . LEVERAGE WIRELESS POSITION TO PENETRATE OTHER MARKETS. LHS currently has a significant installed base of wireless customers utilizing the BSCS billing and customer care system and, as a result, the Company believes it is well positioned to compete for new wireless installations worldwide. The Company believes there is a significant market opportunity to become the leading provider of client/server-based billing and customer care solutions for the growing number of carriers which offer multiple telecommunications services. LHS will modify its BSCS product to support not only carriers that compete in GSM wireless markets, but also other digital wireless, analog wireless, wireline, satellite, paging and Internet service markets. To reach this goal, the Company plans to introduce BSCS Version 5.0 and will initially focus on wireline opportunities in Europe to take advantage of the Company's strong reputation and resources in that region and the impending deregulation of European wireline markets.

  . MAINTAIN A LEADING BILLING AND CUSTOMER CARE SOLUTION. The BSCS product is currently deployed on a client/server technology platform, providing significant billing and customer care functionality. The Company will continue to improve product functionality by offering prepayment, discounting, promotional and other marketing capabilities. To ensure that its products keep pace with information technology advances, the Company will develop support for Windows NT server software and will continue to adopt leading database and client technologies.

  . EXPAND GLOBALLY. Through its regional offices, LHS intends to expand its marketing focus to be well-positioned for global growth in demand for billing and customer care solutions. The Company will continue to deploy software development, sales, service and management resources to its regional offices in Frankfurt, Germany; Atlanta, United States; and Kuala Lumpur, Malaysia and will continue to customize its products to support additional languages and currencies.

  . DEVELOP AND MAINTAIN CUSTOMER RELATIONS. The Company believes that the development of long-term customer relations will result in continuing business, a strong reputation for LHS within the telecommunications industry and direction for future product development. LHS will hold management, consulting and sales staff accountable for the quality of relations with specific customers, each of which will be assigned a dedicated contact person within the Company.

  . LEVERAGE THIRD-PARTY RELATIONSHIPS. The Company seeks to maintain its relationships with leading systems integrators such as Andersen Consulting, Cap Gemini and Logica as well as with leading vendors of telecommunications equipment. Many of these systems integrators and equipment vendors operate on a global basis across wireless, wireline and other communications technology lines, and the Company expects these relationships to facilitate the Company's penetration of non-wireless and non-European markets.

BSCS ARCHITECTURE

  The Company's BSCS product is a client/server application that supports industry standard technologies. The product currently supports the UNIX operating system and Oracle relational database software as well as hardware from Hewlett-Packard, IBM, Sun and DEC on the server side, and supports Microsoft Windows and Windows NT operating systems and standard PC hardware on the client side. BSCS leverages leading commercial database technology to provide support for symmetric multiprocessing and very large database capability. Client applications are written in Centura and Visual C++ languages, while server applications are developed in C and SQL. BSCS supports TCP/IP, X.25, HTTP and other standard network communications protocols.

  The Company's development group maintains close contact with carriers, integrators and technology suppliers to keep pace with technology change. BSCS is currently implemented in a two-tier architecture for optimal performance, scaleability and functionality. LHS is also evaluating the potential development of BSCS on a multi-tier architecture in support of future distributed computing and application partitioning technologies, as well as the development of an object-oriented implementation of BSCS for future deployment.

PRODUCTS

  The Company derives a significant portion of its revenues from licensing its BSCS software to telecommunications carriers. The BSCS software is structured in a kernel/non-kernel hierarchy: the kernel comprises the set of core software modules common to all BSCS configurations, while non-kernel modules primarily provide interface functions. Kernel and non-kernel modules can be customized to meet individual carrier requirements. The following graphic depicts the BSCS product architecture and kernel/non-kernel structure:

                          DESCRIPTION OF ILLUSTRATION

  Schematic diagram depicting kernel and non-kernel modules within the BSCS software product and the interfaces of those modules with network equipment, subscriber databases, authentication databases, payment systems and bill delivery systems. Honeycomb background depicts several


                         [ILLUSTRATION APPEARS HERE]

  Kernel and non-kernel software modules are organized as follows:

  Customer Care Administration -- This module enables carrier customer service representatives to establish and maintain subscriber contact by creating and maintaining account information that tracks initial service requests through service activation and service termination. This module also supports registration of the customer data, maintenance of subscriber service and feature profiles, provisioning, sales of services and equipment, administration of contracts, initiation of on-demand bills, complaint tracking, adjustment processing and bill and payment inquiries.

  Network Resource Administration -- After a carrier customer service representative has initiated a subscriber's account, this module is utilized to assign subscribers a telephone number. This module also maintains the inventory of network resources applicable to the services supported by the system, including telephone numbers and network devices. Facilities are provided to monitor the level of network resource inventory and to distribute the resources to sales channels.

  Carrier Administration -- In order to assign a long distance carrier, the customer service representative utilizes this Carrier Administration module. In addition, this module provides roaming agreement maintenance, generates roaming bills, enables reconciliation of incoming roaming calls and supports long distance interconnect traffic settlement.

  Services and Tariffs Administration -- This module allows a carrier to develop innovative marketing and billing plans through use of tariff tables for multiple services which can reflect usage-sensitive or flat rate charging. This module enables service-specific usage, one-time and recurring charges, volume and free usage discounting, rate plan queries, processed calls monitoring, tailored tariffing, roaming charges and competitor tariff analysis.

  Event Processing -- This module allows carriers to rate calls as subscriber call records are received. Validation and pricing of call detail records are performed in this module, which also provides on-line monitoring of credit limits and customer rate plan optimization. The module has been designed to provide near real-time rating over an entire subscriber base.

  Bill Processing -- In order for carriers to process bills, this module calculates all bill charges and creates the services invoice on a periodic basis. Key functions include tax calculation, discounting, late fee calculations, invoice scheduling, general ledger postings and revenue reporting. The module supports multiple currencies and multiple languages.

  Financial Administration -- This module reconciles billing with a carrier's financial records and statements in addition to handling payments from customers. Payment processing, accounts receivable and general ledger posting activities are enabled by this module. Payments may be made via cash, credit card transaction, direct debit transaction or lock-box bank transfer. The module also supports advance payments, deposits, bad debt write-offs, adjustments, corrections and account query. A sales administration function maintains sales force data and enables sales tracking for commission processing.

  A number of customizable non-kernel interface modules are included within BSCS to enable close integration with a carrier's network and business infrastructure. These non-kernel modules are organized as follows: Call Record Input, which receives, edits, authenticates and formats call detail records into a standard event record that may be used in downstream BSCS functions such as event and bill processing; Activation, which activates, deactivates and modifies a suscriber's equipment and services at the switch; Authentication, which provides an interface to a central repository of subscriber authentication keys used in a validation algorithm to determine whether a subscriber should have network access; Payment Processing, which encompasses the acceptance, validation, and automated entry of payments and Bill Formatting, which provides carriers with the flexibility to define their own bill format, printing and delivery mechanism.

  The Company offers two other products within the BSCS suite to telecommunications carriers. The Company's APSIS product enables carriers providing GSM-based PCS services to offer integrated smart card based services. The Intelligent Call Center ("ICC") product is an automatic call distribution system for customer service call centers. APSIS and ICC together generated less than 7% of the Company's revenues in 1996, and the Company expects that together they will contribute less than 5% of the Company's continuing revenues.

SERVICES

  The Company derives significant revenues from project consulting undertaken to customize BSCS for particular carriers. LHS offers carriers the choice of initial installation directly from the Company or through leading systems integrators, including Andersen Consulting, Cap Gemini, CMG Telecommunications & Utilities B.V., Danet GmbH ("Danet"), Debis Systemhaus GmbH, Digital Equipment Corporation, EDS, Hewlett-Packard Company, IBM Corp. ("IBM") and Logica. The first phase of a project typically consists of an analysis to identify and specify BSCS system tailoring requirements and to define the overall project and budget. The second phase involves customization to modify BSCS non-kernel modules to meet the resulting system specifications for that carrier. The resulting custom BSCS solution is then tested and installed in the carrier's information and telecommunications infrastructure. Project duration, from initial analysis through implementation and acceptance, typically ranges from six to twelve months. As of December 31, 1996, the Company employed 189 projects and services personnel.

  After installation, LHS maintains close ongoing contact with the carrier, even on projects developed through a systems integrator, by holding LHS management, consulting and sales personnel accountable for the quality of relations with specific customers, by assigning a consulting and sales contact to each customer, and through control over BSCS upgrades and maintenance. As a result, the Company is often well-positioned to earn substantial revenues from additional customization of the BSCS product after installation and additional revenues from maintenance agreements as a carrier's subscriber base and service offerings continue to grow and change.

  The total value of an initial contract for BSCS software and services typically ranges from $1 million to $5 million, depending on the size of the carrier, the number of subscribers in service with the carrier, the number and type of telecommunications services supported by BSCS, and the scope of customization and installation requirements. Maintenance pricing is based on the level of service desired by the customer and typically varies from 10% to 35% of the license fee per year.

PRODUCT DEVELOPMENT

  The Company directs its product development efforts toward refining and enhancing BSCS. Significant emphasis is placed on the Company's compliance with world-wide development standards and quality benchmarks during product development. Processes used by the Company in product development have ISO 9001 certification.

  Development efforts currently in process are focused on providing support for the AMPS analog wireless standard, European wireline services, radio dispatch services, Microsoft's management systems suite for Internet service providers, paging services, CDMA-based PCS and satellite-based wireless services. The Company is also developing a Web Service Center product, an add-on module to the Company's core BSCS product that enables carriers to offer limited, but cost-effective, access via the Internet to the BSCS system. The Web Service Center will utilize HTML, Java and ActiveX technologies. The Company's development efforts will be focused on plans to unify the American and European/Asian versions of the BSCS kernel by 1998. Longer term, the Company is evaluating the potential development of BSCS on a multi-tier architecture to support future distributed computing and application partitioning technologies, as well as the development of an object-oriented implementation of BSCS for future deployment. The Company's development staff consisted of 146 employees as of December 31, 1996 and 87 employees as of December 31, 1995. See "Risk Factors--Unification of American and European/Asian Product Lines" and "--Dependence on New Products".

MARKETING AND SALES

  The Company's marketing efforts are focused on targeting key carriers in each geographical market through advertising in telecommunications industry publications, participation in trade shows, presentations at technical conferences and other initiatives. The Company's sales strategy relies on direct and indirect channels of distribution for its products. Under its direct sales approach, the Company develops relationships with carriers through a consultative, problem-solving sales process and works closely with those parties to define and determine how their needs can be fulfilled by the Company's products. The Company had a sales organization of 27 employees as of December 31, 1996 and intends to expand its direct sales operations based in Frankfurt, Germany; Atlanta, United States; and Kuala Lumpur, Malaysia. Due to the sophisticated nature of the Company's products and services, the duration of a sales cycle can range from as short as thirty days to as long as one year or more. See "Risk Factors--Fluctuations in Quarterly Operating Results".

  Because third parties play an important role in the general deployment of information technology with carriers, the Company has developed a number of indirect sales channels. These indirect channels, through systems integrators and telecommunications equipment vendors, are built on relationships and references developed through cross-selling and problem-solving. LHS markets its products through a number of systems integrators, particularly for systems serving larger carriers. See "Risk Factors--Reliance on Third Party Relationships".

  In addition, the Company is currently exploring a service bureau offering through third parties to provide billing services to carriers within the U.S. market. The Company believes that a service bureau offering may be attractive to these carriers for financial, time-to-market and other reasons.

CUSTOMERS

  BSCS has been licensed to approximately 60 carriers in more than 25 countries supporting a total of approximately 3.5 million subscribers. Much of the Company's early growth was accomplished by focusing on GSM-based wireless carriers in Europe, and all of the Company's 1994 revenues and 88% of the Company's 1995 revenues were from European carriers. LHS plans to continue its recent expansion beyond the European wireless market and to serve wireless and wireline carriers around the world. In 1996, carriers in Europe, the Americas and Asia contributed 55%, 33% and 12% of the Company's total revenues, respectively. The following is an overview of the Company's relationships with certain selected customers which illustrates the Company's support for multiple telecommunications standards and its operations in various geographic markets:

  AERIAL COMMUNICATIONS

  Aerial was one of the first PCS operators in the United States to offer GSM based wireless services. Aerial has licenses to provide PCS service in major trading areas covering 27.3 million people in the United States. The BSCS software is expected to enable customer service representatives to perform nationwide activation and allow for the integration of various sub-systems such as mapping, interactive voice response systems and credit verification systems. Aerial signed a contract for BSCS in July 1996 and intends to launch commercial service in mid-1997. Revenues from Aerial accounted for approximately 12% of the Company's 1996 total revenues.

  BINARIANG COMMUNICATIONS

  Binariang is a leading provider of multiple telecommunications services, including wireless, wireline, data and satellite services, in Malaysia. Binariang entered into an agreement with the Company to license BSCS in June 1995 and launched its commercial services in October 1995. The BSCS product was enhanced in late 1996 to support wireline services. Binariang currently utilizes BSCS to send bills and handle customer care for approximately 160,000 wireless subscribers and 30,000 wireline subscribers.

  PACIFIC BELL MOBILE SERVICES

  On November 1, 1996 PBMS became one of the first companies to commercially launch PCS services in the United States, with licenses covering an area of 34 million people. BSCS was selected to support billing and over-the-air activation services to give customer representatives easy access to information that helps them address subscriber requests quickly and efficiently. PBMS signed an agreement in December 1995 for the BSCS software license and customization services and launched service in October 1996.

  SWISS TELECOM

  Swiss Telecom is the monopoly provider of telecommunications services, including GSM services, in Switzerland. Swiss Telecom was one of the first customers of BSCS and launched GSM services supported by BSCS in October 1995 after signing an agreement for the Company's software and services in July 1994. Swiss Telecom currently serves a subscriber base of over 400,000 GSM and paging services customers. The BSCS system is expected to support another 350,000 NMT (analog wireless) subscribers by June 1997. The Company continues to provide ongoing development and maintenance support services to Swiss Telecom. Revenues from Swiss Telecom accounted for approximately 10% of the Company's 1996 total revenues.

COMPETITION

  The market for telecommunications billing and customer care systems is highly competitive, and the Company expects this competition to increase. The Company competes with independent providers of billing systems and services, such as Alltel, AMS and CBIS in the Americas and Kingston-SCL and SEMA Group internationally, with systems integrators and with internal billing departments of larger telecommunications carriers. The Company anticipates continued growth and competition in the telecommunications industry and the entrance of new competitors into the billing and customer care systems market in the future.

  The Company believes that the principal competitive factors in its market include responsiveness to carrier needs, timeliness of implementation, quality and reliability of products, price, project management capability and technical expertise. The Company also believes that its ability to compete depends in part on a number of competitive factors, including the development by others of software that is competitive with the Company's products and services, the price at which others offer competitive software and services, the extent of competitors' responsiveness to customer needs and the ability of the Company's competitors to hire, retain and motivate key personnel. The Company competes with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than the Company. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of the Company's prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, the Company's competitors may be able to adapt more quickly than the Company to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. Failure by the Company to adapt to emerging market demands and to compete successfully with existing and new competitors could have a material adverse effect on the Company's business, results of operations and financial condition.

  In addition, as the Company expands, it will market its products and services to carriers in markets not currently served by the Company. Upon its entrance into these markets, the Company may encounter new competitors, many of which have significantly greater financial, technical, personnel and marketing resources than the Company. There can be no assurance that the Company will be able to properly identify and address the demands for these new markets or that the Company can continue to be competitive in its current markets. Failure by the Company to maintain its competitiveness in current or new markets could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Highly Competitive Market; Competition".

PROPRIETARY RIGHTS AND LICENSES

  LHS does not currently hold any patents and relies upon a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third party non-disclosure agreements and other methods to establish and maintain its proprietary rights to its products. The Company believes that because of the rapid pace of technological change in the communication and software industries, the legal protections for its products are less significant factors in the Company's success than the knowledge, ability and experience of the Company's employees and the timeliness and quality of support services provided by LHS.

  LHS generally enters into confidentiality agreements with its employees, consultants, and current and potential clients and limits access to, and distribution of, its proprietary information. Use of the Company's software products is usually restricted to specified locations and is subject to terms and conditions prohibiting unauthorized reproduction or transfer of the software products. The Company also seeks to protect the source code of its software as a trade secret and as a copyrighted work. See "Risk Factors--Risks Associated with Intellectual Property".

EMPLOYEES

  As of December 31, 1996, the Company employed a total of 456 employees. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

PROPERTIES

  LHS leases office space in Atlanta, United States; Frankfurt, Germany; and Kuala Lumpur, Malaysia for customer support and sales operations. The Atlanta and Frankfurt offices are also used for software development, and the Atlanta office is the Company's corporate headquarters. The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as required. The leases for currently occupied office space in Atlanta aggregate 40,656 square feet and expire in years 2001 and 2002 while the leases for currently occupied office space in Frankfurt aggregate 35,984 square feet and expire at various dates through 2002. The lease payments for these facilities in 1996 aggregated approximately $1.2 million. The leases for currently occupied office space in Atlanta aggregate 40,656 square feet and expire in years 2001 and 2002 while the leases for currently occupied office space in Frankfurt aggregate 35,984 square feet and expire at various dates through 2002. The lease payments for these facilities in 1996 aggregated approximately $1.2 million. In January 1997, the Company entered into a five-year lease agreement for new office space in Atlanta beginning April 15, 1997 with total floor space of 16,880 square feet. This new space will replace 14,161 square feet of currently-occupied space in another building. The Company expects to sublease the currently-occupied space to a new tenant beginning in mid 1997. The Company also entered into a five-year lease agreement for 33,874 square feet of new office space in Frankfurt beginning July 1, 1997. This new space will replace 20,721 square feet of currently-occupied space which is expected to be either sub-leased or terminated in mid-1997. The Company currently leases 5,304 square feet of office space in Kuala Lumpur.

LEGAL PROCEEDINGS

  The Company is not party to any legal proceedings that the Company believes will have a material adverse effect on its financial condition or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company and their ages as of December 31, 1996 are as follows:

                  NAME                AGE               POSITION
                  ----                ---               --------
   Hartmut Lademacher...............   48 Chairman of the Board and Chief
                                          Executive Officer
   Jerry W. Braxton.................   49 Executive Vice President, Chief
                                          Financial
                                          Officer, Treasurer and Director
   Dr. Wolf J. Gaede................   40 Executive Vice President, General
                                          Counsel, Secretary and Director
   Dr. Joachim Hertel...............   44 Executive Vice President-Technology
   Jurgen Doring....................   52 Executive Vice President
   Erik Froberg.....................   39 Executive Vice President
   Ulf Bohla (1)....................   53 Director
   William E. Ford (2)..............   35 Director
   William O. Grabe (2).............   58 Director
   George F. Schmitt (1)............   53 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  HARTMUT LADEMACHER is one of the founders of the Company and has served as Chairman of the Board and Chief Executive Officer since the Company's inception in October 1990. From 1973 to October 1990, Mr. Lademacher was employed by IBM in Germany where he last served as Manager of Project Marketing.

  JERRY W. BRAXTON has served as the Company's Executive Vice President, Chief Financial Officer and Treasurer since August 1996 and as a director of the Company since September 1996. Before joining LHS, Mr. Braxton served as the Chief Financial Officer for National Data Corporation, a provider of transaction processing services and software applications systems, from 1992 to 1996. From 1976 to 1992, Mr. Braxton was employed by Contel Corporation, a telecommunications services provider, where he last served as the Vice President/Controller and Treasurer.

  DR. WOLF J. GAEDE has served as Executive Vice President, General Counsel and Secretary of the Company since January 1997 and as a director of the Company since September 1996. From 1991 to January 1997, Dr. Gaede was a partner with the German law firm of Oppenhoff and Radler. From 1989 to 1991, Dr. Gaede served with the law firm of Fischotter and Luther in Hamburg, Germany and the law firm of Fulbright, Jaworski, Reavis & McGrath in New York, New York. From 1986 to 1989, Dr. Gaede acted as Adjunct Professor at the University of Hamburg, Germany.

  DR. JOACHIM HERTEL is one of the founders of the Company and has served as Executive Vice President-Technology of the Company since October 1990. Prior to joining the Company, Dr. Hertel worked as an Architect and Designer with IBM from 1985 to 1990 and as an Architect and Designer with SAP, a software provider, from 1982 to 1985.

  JURGEN DORING joined LHS in November 1996 as Executive Vice President of the Company and President and Chief Executive Officer of LHS Communications Systems, Inc., a subsidiary of the Company. Mr. Doring previously served as Chief Executive Officer of Danet, Inc., a systems integrator, from 1993 to 1996 and worked in various positions with Danet GmbH in Germany from 1977 to 1989.

  ERIK FROBERG has served as Executive Vice President of the Company and President and Chief Executive Officer of LHS Holding Germany GmbH, a subsidiary of the Company, since August 1996. Prior to joining LHS, Mr. Froberg was employed by Cap Gemini Sweden AB, a systems integrator, from 1985 to 1996 and last served as Executive Vice President and Division Manager for Utilities and Telecom.

  ULF BOHLA has been a director of the Company since December 1995. He has been Chairman of the Board of Vebacom GmbH, a telecommunications service provider, since July 1994. He was General Manager of Telecommunications and Vice President of International Marketing Operations for IBM Deutschland from 1970 to 1994. While with IBM, Mr. Bohla also acted as Director of the North German Region.

  WILLIAM E. FORD has been a director of the Company since December 1995. Mr. Ford is a managing member of General Atlantic Partners, LLC ("GAP LLC") and has been with GAP LLC since July 1991. From August 1987 to July 1991, Mr. Ford was an associate with Morgan Stanley & Co. Incorporated. Mr. Ford is also a director of E* Trade Group, an electronic discount brokerage company, Envoy Corporation, a health insurance claims processing company, and GT Interactive, Marcam Corporation and SS&C Technologies, all of which are software companies.

  WILLIAM O. GRABE has been a director of the Company since December 1995. Mr. Grabe is a managing member of GAP LLC and has been with GAP LLC since April 1992. Prior to April 1992, Mr. Grabe was a Vice President and General Manager for IBM. Mr. Grabe is a director of Compuware Corporation, Marcam Corporation, The Baan Company, The Coda Group PLC and Centura Software, all of which are software companies, and is also a director of Gartner Group, an information technology consulting company.

  GEORGE SCHMITT has been a director of the Company since October 1996. He has served as President of Omnipoint Communications, Inc., a PCS carrier, since October 1995. From November 1994 to September 1995, Mr. Schmitt was the President and Chief Executive Officer of PCS PrimeCo L.P., a PCS services provider formed by AirTouch Communications, Bell Atlantic, NYNEX and U.S. West. From November 1993 to November 1994, Mr. Schmitt was Executive Vice President of International Operations of AirTouch Communications. From January 1990 to March 1994, he served as Vice President of Pacific Telesis Group, a predecessor of AirTouch Communications. Mr. Schmitt is also a director of Objective Systems Integrators, Inc.

BOARD OF DIRECTORS

  The Board of Directors consists of seven directors and, pursuant to the Company's Certificate of Incorporation, the Board of Directors is divided into three classes as nearly equal in number as possible, with staggered three-year terms. One class is elected each year. The terms of Messrs. Bohla and Braxton will expire at the 1998 annual meeting of stockholders, the terms of Messrs. Grabe and Schmitt will expire at the 1999 annual meeting of stockholders, and the terms of Messrs. Ford, Gaede and Lademacher will expire at the 2000 annual meeting of stockholders. Pursuant to the By-Laws of the Company and a stockholders agreement (the "Stockholders Agreement") among the Company, General Atlantic Partners 23, L.P. ("GAP 23"), General Atlantic Partners 31, L.P. ("GAP 31") and GAP Coinvestment Partners, L.P. ("GAP Coinvestment") (GAP 23, GAP 31 and GAP Coinvestment hereinafter being referred to together as the "General Atlantic Stockholders") and the other stockholders of the Company (hereinafter being referred to together as the "Major Stockholders"), the General Atlantic Stockholders have designated two of the members of the Board of Directors (Messrs. William E. Ford and William O. Grabe) and the Major Stockholders have designated two members of the Board of Directors (Ulf Bohla and Hartmut Lademacher). The remaining directors were unanimously elected by the stockholders. Upon the completion of this offering, the Stockholders Agreement and the related director designation rights of the General Atlantic Stockholders and the Major Stockholders will terminate.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee is responsible for reviewing and making recommendations regarding the Company's independent auditors, the annual audit of the Company's financial statements and the Company's internal accounting practices and policies. The Compensation Committee approves compensation arrangements for officers and key employees of the Company, establishes general levels of compensation for all other employees of the Company and administers the Company's Stock Incentive Plan. See "Management--Executive Compensation--Stock Options".

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the year ending December 31, 1996, all matters concerning executive officer compensation were addressed by the entire Board of Directors, which included Hartmut Lademacher, Chairman of the Board and Chief Executive Officer of the Company, and Jerry Braxton, Executive Vice President, Chief Financial Officer and Treasurer of the Company. See "Certain Transactions" for a description of certain transactions between the Company and certain members of its Board of Directors.

DIRECTOR COMPENSATION

  Directors do not receive cash retainers or fees for attendance at meetings of the Board of Directors or committees of the Board but are reimbursed for reasonable expenses incurred by them in connection with their attendance at Board and committee meetings. In lieu of cash compensation, the Company in 1996 granted non-qualified options to purchase 50,000 shares of Common Stock to each of the seven directors of the Company. The exercise price of all of these options was $5.30 per share and these options expire in 2006. These options are immediately exercisable into non-vested restricted shares of Common Stock. The restrictions on 25% of these restricted shares lapse one year from the date of the option grant and the restrictions on 1.56% of these shares lapse on the monthly anniversary of the grant date in each of the succeeding 48 months.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION

  The following table sets forth the amounts paid by the Company during the year ended December 31, 1996 to the Company's Chief Executive Officer and the two other most highly compensated executive officers of the Company who earned salary and bonus in excess of $100,000 during 1996 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE


                                                                 LONG-TERM
                                 ANNUAL COMPENSATION        COMPENSATION AWARDS
                           -------------------------------  -------------------
    NAME AND PRINCIPAL                       OTHER ANNUAL    SHARES UNDERLYING
         POSITION           SALARY   BONUS  COMPENSATION(1)     OPTIONS (#)
-------------------------- -------- ------- --------------  -------------------
Hartmut Lademacher........ $353,870 $  --      $58,341            200,000
 Chairman of the Board and
 Chief Executive Officer
Dr. Joachim Hertel........  298,567    --         --              150,000
 Executive Vice President-
  Technology
Erik Froberg (2)..........  124,594  37,378     37,871            400,000
 Executive Vice President

--------
(1) Represents the value of personal use of a Company-provided automobile.

(2) Mr. Froberg's employment with the Company commenced on August 12, 1996.

  STOCK OPTIONS

  The following table sets forth information regarding options to purchase shares of Common Stock granted during the year ended December 31, 1996 to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                         ----------------------------------------------------
                                                                                   POTENTIAL
                                                                              REALIZABLE VALUE AT
                                             PERCENT OF                         ASSUMED ANNUAL
                                            TOTAL OPTIONS                       RATES OF STOCK
                                   SHARES    GRANTED TO                       PRICE APPRECIATION
                                 UNDERLYING   EMPLOYEES                       FOR OPTION TERM(2)
                          GRANT   OPTIONS     IN FISCAL   EXERCISE EXPIRATION -------------------
          NAME            DATE    GRANTED       YEAR      PRICE(1)    DATE        5%       10%
          ----            -----  ---------- ------------- -------- ---------- --------- ---------
Hartmut Lademacher...... 6/18/96   50,000        1.9%     $   5.30    6/18/06 $ 166,657 $ 422,342
                         9/17/96  150,000        5.6          5.30    9/17/06   499,921 1,267,025
Dr. Joachim Hertel ..... 9/17/96  150,000        5.6          5.30    9/17/06   499,921 1,267,025
Erik Froberg ........... 9/17/96  400,000       14.8          5.30    9/17/06 1,333,257 3,378,734

--------
(1) All options were granted at an exercise price equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.
(2) The amounts shown as potential realizable values of the options are based on assumed annualized rates of appreciation in the price of the Common Stock of 5% and 10% over the term of the options, as set forth in the rules of the Commission. Actual gains, if any, on stock option exercises are dependent upon the future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in the table will be achieved. No shares of restricted stock, stock appreciation rights or other equity-linked securities were granted during the year.

  The following table sets forth the number and value of unexercised options held as of December 31, 1996 by the Named Executive Officers. None of the Named Executive Officers has exercised any of the options granted to him.

                         FISCAL YEAR END OPTION VALUES

                                     NUMBER OF
                               SECURITIES UNDERLYING   VALUE OF UNEXERCISED IN-
                              UNEXERCISED OPTIONS AT     THE-MONEY OPTIONS AT
                                   YEAR END (#)             YEAR END ($)(1)
                             ------------------------- -------------------------
            NAME             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
            ----             ----------- ------------- ----------- -------------
Hartmut Lademacher..........   50,000       150,000     $535,000    $1,605,000
Dr. Joachim Hertel..........      --        150,000          --      1,605,000
Erik Froberg................      --        400,000          --      4,280,000

--------
(1) There was no public trading market for the Common Stock at December 31, 1996. Accordingly, these values have been calculated based on an assumed initial public offering price of $16.00 per share less the exercise price of $5.30 per share.

  On October 14, 1996, the Board of Directors adopted and the Company's stockholders approved the LHS Group Inc. Stock Incentive Plan (the "Incentive Plan"). Directors, officers, key employees and consultants of the Company and its affiliates are eligible to receive awards under the Incentive Plan. The Incentive Plan authorizes the award of stock options, restricted stock grants, and other rights that relate to or are valued by reference to the Company's Common Stock or other awards relating to Common Stock. The number of shares which may be awarded under the Incentive Plan may not exceed 4,000,000 shares in the aggregate, and over the life of the Incentive Plan no individual may be awarded stock options to purchase more than 1,000,000 shares. In the event of certain transactions affecting the number or type of outstanding shares, the number of shares subject to the Incentive Plan and the number, type and exercise price of shares subject to outstanding awards shall be appropriately adjusted. The Compensation Committee of the Board of Directors has been appointed to administer the Incentive Plan. This Committee determines which individuals are eligible to receive awards under the Incentive Plan and the amount, price, timing and other terms and conditions applicable to such awards.

  Options awarded under the Incentive Plan may be either incentive stock options which are intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options which are not intended to satisfy Section 422 of the Code. Under the terms of the Incentive Plan, options are granted at an exercise price that is equal to the fair market value of a share of Common Stock of the Company at the time the option is granted, unless otherwise determined by the Committee, but in no event may the exercise price be less than 50% of such fair market value. The Incentive Plan provides that each option granted becomes exercisable on the first anniversary of the grant date with regard to 25% of the shares subject to the option and an additional 1.56% of the shares subject to the option become exercisable on the first day of each of the succeeding 48 months following such anniversary, unless otherwise determined by the Committee. Vested options generally expire on the date determined by the Committee, which shall not be later than the earliest to occur of (i) the tenth anniversary of the grant date, (ii) the first anniversary of the participant's termination of employment by reason of death, or (iii) in the case of incentive stock options, the three month anniversary of the participant's termination of employment for any other reason.

  Under the Incentive Plan, the Committee also may grant awards of Common Stock or other rights that are payable in, valued by reference to or otherwise related to shares of Common Stock, which awards and rights shall be subject to any such conditions and restrictions, including performance objectives, as the Committee may determine. No options or unvested shares of restricted stock may be transferred other than by will or the laws of descent and distribution, unless otherwise provided by the Committee. Upon a Change of Control of the Company (as defined in the Incentive Plan), all unvested options vest and all restrictions applicable to restricted stock awards lapse.

EMPLOYMENT AGREEMENTS

  Hartmut Lademacher, Chairman of the Board and Chief Executive Officer, and Dr. Joachim Hertel, Executive Vice President-Technology, have employment agreements with LHS. Each employment agreement has a stated term of three years that began on January 1, 1997, but may be terminated at any time by either party upon 90 days notice to the other party. The agreements provide for salaries in 1997 of $540,000 for Mr. Lademacher and $480,000 for Dr. Hertel, which salaries are to be adjusted annually by the Board of Directors or a committee thereof based on its assessment of the employee's performance. Each employment agreement further provides that LHS will provide the employee with an automobile, fund each employee's existing pension plan, pay for disability insurance and otherwise allow the employee to participate in all benefit programs offered by the Company. The agreements also contain covenants relating to (i) the non-disclosure of confidential information; (ii) the protection of inventions and other developments; (iii) the non-solicitation of customers; and (iv) the non-recruitment of the Company's employees.

  In addition, LHS Holding Germany GmbH, a subsidiary of the Company, entered into an employment agreement with Erik Froberg on May 21, 1996. The agreement provides for an annual base salary of 500,000 German Deutsche Marks (approximately $290,000) with 400,000 Deutsche Marks (approximately $230,000) as the maximum incentive based bonus. The agreement also grants Mr. Froberg options to purchase 400,000 shares of Common Stock at an exercise price of $5.30 per share, which options vest over a five year period. The agreement requires 12 months notice before either party can terminate Mr. Froberg's employment.

                             CERTAIN TRANSACTIONS

  In connection with the reincorporation of the Company as a Delaware corporation in December 1995, the Company issued shares of its Common Stock to ten individuals and paid cash to certain of these individuals as described in the next paragraph in exchange for their equity interests in various entities that comprised the business, and that currently are subsidiaries, of the Company. These individuals include Hartmut Lademacher (3,873,520 shares), Dr. Joachim Hertel (3,873,520 shares), Manfred Hellwig (2,014,900 shares), Dr. Rainer Zimmermann (1,861,560 shares), Otto Wipprecht (1,007,480 shares) and Dr. Wolf Gaede (155,000 shares). Concurrently, the Company sold 193,890 shares of Series A Convertible Preferred Stock to GAP 23 at a price of $17,234,882 and sold 31,110 shares of Series A Convertible Preferred Stock to GAP Coinvestment at a price of $2,765,368. Each share of Series A Convertible Preferred Stock is convertible into 20 shares of Common Stock of the Company, and all of such shares of Series A Convertible Preferred Stock will be automatically converted into an aggregate of 4,500,000 shares of Common Stock upon completion of the Offerings.

  In connection with the above transactions, the Company distributed approximately $14,600,000 of the proceeds from the sale of its Series A Preferred Stock to the following executive officers, directors and principal stockholders of the Company in exchange for their equity interests in LHS Communications Systems, Inc., LHS Germany Holding GmbH and LHS Europe Ltd. and the forgiveness by those individuals of certain loans to those entities:
Hartmut Lademacher ($3,760,000), Dr. Joachim Hertel ($3,880,000), Mr. Manfred Hellwig ($1,310,000), Dr. Rainer Zimmermann ($1,190,000), Mr. Otto Wipprecht ($1,400,000) and Dr. Wolf J. Gaede ($100,000). The Company believes that these exchanges were made for fair value.

  In July 1996, the Company repurchased 1,861,560 shares of Common Stock from one of its stockholders at a price of $10,000,000 and simultaneously sold 1,601,920 shares of Common Stock to GAP 31 at a price of $8,605,514 and 259,640 shares of Common Stock to GAP Coinvestment at a price of $1,394,786. All of the transactions described above are hereafter referred to collectively as the "Reorganization". See "Principal and Selling Stockholders".

  On December 12 and 13, 1996, Hartmut Lademacher sold an aggregate of 373,520 shares of Common Stock for a purchase price of $16.75 per share to five investors as follows: 50,000 shares to GAP Coinvestment, 40,000 shares to Coutts (Jersey) Limited, 120,000 shares to Baan Investment, B.V., 11,999 shares to Technology Crossover Ventures, C.V. and 151,521 shares to Technology Crossover Ventures, L.P.

  In connection with the Reorganization, the Company, the General Atlantic Stockholders and the Major Stockholders entered into the Stockholders Agreement and a registration rights agreement (the "Registration Rights Agreement") which set forth certain rights and obligations of the parties. The Stockholders Agreement will terminate upon the completion of the Offerings. The Registration Rights Agreement will continue following the completion of this offering and is summarized under the heading "Shares Eligible for Future Sale".

  In December 1994, LH Specifications Software Projectberatungsgesellschaft mbH and LHS-Service Gesellschaft fur DV-Dienstleistungen und Handel mbH paid one-time dividends in the aggregate amount of approximately $621,000 to certain executive officers, directors and principal stockholders of the Company, including Hartmut Lademacher ($155,250), Dr. Joachim Hertel ($155,250) and Manfred Hellwig ($142,830). See "Management--Directors and Executive Officers" and "Principal and Selling Stockholders". Each of the above referenced companies is currently an indirect wholly owned subsidiary of the Company.

  A subsidiary of the Company leases office space in Frankfurt, Germany from a corporation that is owned in part by Hartmut Lademacher (25%), Dr. Joachim Hertel (25%) and Dr. Rainer Zimmermann (10%), who is an employee and owner of more than 5% of the Common Stock of the Company. During the years ended December 31, 1994, 1995 and 1996, the Company made lease payments totaling $247,000, $370,000 and $370,000, respectively, to this corporation.

  In connection with the E-Plus project in Dusseldorf, Germany, a subsidiary of the Company leases housing space for certain of its employees. This space is owned by a partnership consisting of three equal partners, Hartmut Lademacher, Dr. Joachim Hertel and Dr. Rainer Zimmermann. During each of the years ended December 31, 1994, 1995 and 1996, the Company made lease payments of approximately $67,000 to the partnership.

  Dr. Wolf J. Gaede, who has served since January 1, 1997 as Executive Vice President, General Counsel and a director of the Company, was previously a partner with the German law firm of Oppenhoff & Radler, which provides legal services to the Company. During the years ended December 31, 1994, 1995 and 1996, the Company paid legal fees totaling $121,597, $518,660 and $554,509, respectively, to Oppenhoff & Radler.

  In       , the Company made a loan in the principal amount of $70,000 to Mr.
Otto Wipprecht, an employee of the Company, for personal reasons. Mr. Wipprecht repaid this loan in full with the market rate of interest in December 1996. In addition, in March 1996, the Company made a loan in the principal amount of $250,000 to Mr. William J. Bobb, II, an employee of the Company, also for personal reasons. Mr. Bobb repaid this loan in full with the market rate of interest in December 1996.

  In October 1996, William O. Grabe, who is a director of the Company, paid $265,000 to the Company to exercise options for the purchase of 50,000 shares of Common Stock of the Company. The shares of Common Stock received by him are restricted shares that may not be sold, pledged or otherwise transferred except in accordance with the vesting schedule applicable to the options. The vesting schedule provides that 12,500 of the shares vest on October 18, 1997, and an additional 781 shares vest on the monthly anniversary of such date in each subsequent month through October 18, 2001. If Mr. Grabe ceases to be a director of the Company for any reason, he will forfeit all of his rights to any unvested shares as of the date he ceases to be a director.

  The Company believes that each of the above transactions was on terms no less favorable to the Company than could have been obtained from unaffiliated third parties on an arms length basis. The Company subsequently has adopted a policy requiring that all transactions between the Company and its officers, directors or other affiliates, or entities in which such person has an interest, must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties on an arm's-length basis and must be approved in advance by a majority of the Company's directors who have no interest in the transaction.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 1, 1997 and as adjusted to reflect the sale of shares offered hereby by (i) each person known to the Company to beneficially own more than 5% of the Common Stock, (ii) each director and Named Executive Officer, (iii) all directors and executive officers of the Company as a group and (iv) each Selling Stockholder.

                              SHARES BENEFICIALLY           SHARES BENEFICIALLY
                                OWNED PRIOR TO                  OWNED AFTER
                                 OFFERINGS (1)                 OFFERINGS (1)
                             --------------------- SHARES  ---------------------
NAME OF BENEFICIAL OWNER       NUMBER   PERCENT(2) OFFERED   NUMBER   PERCENT(2)
------------------------     ---------- ---------- ------- ---------- ----------
5% STOCKHOLDERS:
General Atlantic Partners
LLC (3)....................   6,411,560    32.0%       --   6,411,560    25.6%
Manfred Hellwig (4)........   2,014,900    13.0    200,000  1,814,900     7.2
Dr. Rainer Zimmermann (5)..   1,861,560    12.0    180,000  1,681,560     6.7
Otto Wipprecht (6).........   1,007,480     6.5    100,000    907,480     3.6
DIRECTORS:
William E. Ford (3)(7).....   6,461,560    32.2        --   6,461,560    25.7
William O. Grabe (3)(8)....   6,461,560    32.2        --   6,461,560    25.7
Hartmut Lademacher (9).....  15,226,040    97.3        --  13,878,040    54.7
Wolf J. Gaede (7)..........     205,000     1.3     20,000    185,000       *
Jerry W. Braxton (7).......      73,333       *        --      73,333       *
Ulf Bohla (7)..............      50,000       *        --      50,000       *
George F. Schmitt (7)......      50,000       *        --      50,000       *
OTHER NAMED EXECUTIVE
OFFICERS:
Dr. Joachim Hertel (10)....   3,873,520    24.9    300,000  3,573,520    14.3
Erik Froberg...............         --      --         --         --      --
All directors and executive
officers
as a group (10
persons) (11)..............  20,049,813    98.4    320,000 18,886,813    74.4
ADDITIONAL SELLING
STOCKHOLDERS:
Eberhard Czempiel..........     464,980     3.0     45,000    419,980     1.7
William J. Bobb, II........     310,000     2.0     30,000    280,000     1.1
Jurgen Spengler............      77,480       *      8,000     69,480       *

--------
*Less than 1%
 (1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares that such person or group has the right to acquire within 60 days after December 31, 1996 or with respect to which such person otherwise has or shares voting or investment power. Unless otherwise indicated, to the Company's knowledge the named persons and group have sole voting and investment power over the shares of Common Stock indicated. For purposes of computing the percentages of outstanding shares held by each person or group of persons on a given date, shares which such person or group has the right to acquire within 60 days after such date are deemed to be outstanding for purposes of computing the percentage for such person or group but are not deemed to be outstanding for the purpose of computing the percentage for any other person or group.
 (2) Based on 15,550,000 shares of Common Stock outstanding prior to completion of the Offerings and 25,050,000 shares of Common Stock outstanding after the completion of the Offerings.
 (3) Includes (i) 193,890 shares of Series A Preferred Stock held by GAP 23, which shares are convertible into 3,877,800 shares of Common Stock, (ii) 1,601,920 shares of Common Stock held by GAP 31, (iii) 31,110 shares of Series A Preferred Stock held by GAP Coinvestment, which shares are convertible into 622,200 shares of Common Stock and (iv) 309,640 shares of Common

   Stock held by GAP Coinvestment. The general partner of GAP 31 and GAP 23 is GAP LLC. The managing members of GAP LLC are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford. The managing members of GAP LLC are the general partners of GAP Coinvestment. Messrs. Ford and Grabe, directors of the Company, are managing members of GAP LLC and general partners of GAP Coinvestment. Mr. Ford and Mr. Grabe disclaim beneficial ownership of shares owned by GAP 31, GAP 23, and GAP Coinvestment, except to the extent of their respective pecuniary interests therein. The address for GAP 31, GAP 23, GAP Coinvestment, GAP LLC, Mr. Ford and Mr. Grabe is: c/o General Atlantic Service Corporation, Three Pickwick Plaza, Greenwich, CT 06830.
 (4) The address of Mr. Hellwig is Steuerberatungsgesellschaft mbH, Marienbader Platz 18, 61348 Bad Homburg v.d.H., Germany.
 (5) The address of Dr. Zimmermann is LH Specifications GmbH, Theodor-Heuss-Ring 52, 63128 Dietzenbach, Germany.
 (6) The address of Mr. Wipprecht is LH Specifications GmbH, Theodor-Heuss-Ring 52, 63128 Dietzenbach, Germany.
 (7) Includes options to purchase 50,000 shares of Common Stock of the Company.
 (8) Includes 50,000 restricted shares of Common Stock.

 (9) Includes (i) options to purchase 50,000 shares of Common Stock of the Company and (ii) 11,676,040 shares, the beneficial holders of which have granted to Mr. Lademacher the right to vote such shares in his discretion. The voting rights with respect to 1,348,000 of these shares will expire upon completion of the Offerings and the voting rights with respect to the remaining 10,328,040 shares expire upon the earlier of (a) twelve months after the date on which the respective holders sell any of their shares of Common Stock in the Offerings and (b) December 31, 1999. The address of Mr. Lademacher is Six Concourse Parkway, Suite 2700, Atlanta, Georgia 30328.
(10) The address of Dr. Hertel is LHS Group Inc., 6 Concourse Parkway, Suite 2700, Atlanta, Georgia 30328.
(11) Includes options to purchase 323,333 shares of Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $.01 par value, and 225,000 shares of Preferred Stock, $.01 par value. After giving effect to the sale of shares in the Offerings and the conversion of the Series A Convertible Preferred Stock to Common Stock upon completion of the Offerings, there will be 25,050,000 shares of Common Stock outstanding (25,932,450 shares if the Underwriters' over-allotment options are exercised in full), and no shares of Preferred Stock outstanding.

  The following summary is subject to and qualified in its entirety by the provisions of the Company's Certificate of Incorporation, as amended, and By-Laws, copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

  As of February 20, 1997, 15,550,000 shares of Common Stock were issued and outstanding and were held of record by 16 stockholders. All shares of Common Stock are entitled to participate in dividends, subject to preference rights of holders of Preferred Stock, when, as and if declared by the Board of Directors out of funds legally available therefor; are entitled to participate equally in the assets of the Company in the event of liquidation, after paying or setting aside sufficient assets to fully pay the preferential amounts owed to holders of Preferred Stock; have no liability to further calls or to assessment by the Company; and have no conversion rights, redemption rights, or preemptive or preferential rights to subscribe for any additional shares of any class of capital stock of the Company, whether now or hereafter authorized. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Such voting rights are non-cumulative, so that stockholders holding more than 50% of the outstanding shares entitled to vote may be able to elect all members of the Board of Directors. See "Risk Factors--Concentration of Stock Ownership".

PREFERRED STOCK

  As of February 20, 1997, 225,000 shares of Series A Convertible Preferred Stock were issued and outstanding, which shares will be converted into a total of 4,500,000 shares of Common Stock upon completion of the Offerings. Pursuant to the Certificate of Incorporation, upon conversion of the Series A Convertible Preferred Stock into shares of Common Stock, the Board of Directors will be authorized to issue, by resolution and without any action by the stockholders, up to 225,000 shares of Preferred Stock and may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences, relative rights and limitations of the shares of each series of Preferred Stock. The terms of any such Preferred Stock could be more favorable than the terms of the Common Stock, could adversely affect the voting power, market price and other rights and privileges of the Common Stock, and could hinder or delay the removal of directors and attempted tender offers, proxy contests, takeovers or other attempts to change control of the Company, some or all of which may be desired by holders of the Common Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

  The Company's Certificate of Incorporation and By-Laws require the Company to indemnify the current and former directors and officers of the Company, and permit the Company to indemnify any current or former employee or agent of the Company, to the fullest extent permitted by law. The Company's Certificate of Incorporation eliminates a director's liability for monetary damages for conduct as a director, unless the elimination of liability is prohibited by the Delaware General Corporation Law, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or knowing violation of law. These provisions do not eliminate a director's duty of care. Moreover, the provisions do not eliminate or limit a director's liability for violation of certain laws, including federal securities laws. The Company believes that these provisions are helpful to the Company in attracting and retaining qualified individuals to serve as directors and officers.

  In addition, the Company's Certificate of Incorporation divides the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected at each annual meeting of stockholders. The classification of directors, together with other provisions in the Certificate of Incorporation and By-Laws that require the affirmative vote of 80% or greater of all classes of voting stock of the Company to remove a director and that permit the remaining directors to fill any vacancies on the Board of Directors, will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. As a result, at least two annual meeting of stockholders may be required for the stockholders to change a majority of the directors, whether or not such change in the Board of Directors would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believe that such a change would be desirable. Currently, the terms of Class I directors expire in 1998, the terms of Class II directors expire in 1999 and the terms of Class III directors expire in 2000.

DELAWARE ANTI-TAKEOVER LAW

  The Company is a Delaware corporation that is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before such stockholder became an interested stockholder, (iii) upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

LISTING

  The Company has filed an application for the Common Stock to be listed and traded on the Nasdaq National Market under the symbol "LHSG".

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is SunTrust Bank, Atlanta.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offerings, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market, or the availability of substantial amounts of Common Stock for sale, could adversely affect prevailing market prices.

  Upon completion of the Offerings, the Company will have 25,050,000 shares of Common Stock outstanding. Of these shares, the 5,883,000 shares sold in the Offerings will be freely tradable without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company, as such term is defined in Rule 144 under the Securities Act, which shares generally may be sold only in compliance with Rule 144.

  The remaining 19,167,000 shares are "restricted securities" within the meaning of Rule 144 in that they have not been registered under the Securities Act. These restricted securities generally will be eligible for sale in the open market after the Offerings, subject to the 180 day Lock-up Agreements and the applicable requirements of Rule 144 described below. Of these restricted securities, 18,755,980 shares will be eligible for sale pursuant to Rule 144 upon the expiration of the Lock-up Agreements, an additional 781 shares will first become eligible for sale in each month thereafter through October 2001 and 373,520 shares will first become eligible for sale in December 1997. In addition, the General Atlantic Stockholders and the Major Stockholders have the right pursuant to the Registration Rights Agreement to cause the Company, commencing 180 days after the completion of the Offerings, to register under the Securities Act all or a portion of the restricted shares of Common Stock then beneficially owned by them, subject to certain conditions described below, in which event such shares could be sold publicly without restriction upon the effectiveness of any such registration.

  In general, Rule 144 (as amended effective April 1997) provides that after a period of one year has elapsed between the later of the date on which restricted securities were acquired from the Company and the date on which they were acquired from an affiliate of the Company, the holder of such restricted securities (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock or (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain requirements pertaining to the manner of such sales, notice of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements of Rule 144 but without regard to the one year holding period. Under Rule 144(k) (as amended effective April 1997), after a period of two years has elapsed between the later of the date on which restricted securities were acquired from the Company and the date on which they were acquired from an affiliate, a holder of such restricted securities who is not an affiliate of the Company at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions of Rule 144 described above.

  All of the Company's directors and executive officers and all of the other stockholders of the Company, who will own in the aggregate 19,167,000 shares of Common Stock upon completion of the Offerings, will enter into the Lock-up Agreements with the Underwriters which will provide that for a period of 180 days after the date of this Prospectus, they will not, except in connection with the Offerings or pursuant to certain other permitted exceptions, offer, sell, contract to sell or otherwise dispose of, or file a registration statement under the Securities Act with respect to, any shares of Common Stock or any securities of the Company that are substantially similar to the Common Stock or which are convertible into or exchangeable for, or represent the right to receive, Common Stock or securities that are substantially similar to the Common Stock without the prior written consent of the representative of the Underwriters. The Company also has agreed that for a period of 180 days after the date of this Prospectus, it will not except in connection with the Offerings, offer, sell, contract to sell or otherwise dispose of, or file a registration statement under the Securities Act with respect to, any shares of Common Stock or any securities of the Company that are substantially similar to the Common Stock or which are convertible into or exchangeable for, or represent the right to receive, Common Stock (other than pursuant to employee stock plans existing on the date of this Prospectus) without the prior written consent of the representatives of the Underwriters.

  Upon completion of the Offerings, the Company will have options outstanding for the purchase of 2,954,500 shares of Common Stock pursuant to the Stock Incentive Plan and outside of the Stock Incentive Plan, and options for the purchase of 1,681,500 additional shares of Common Stock remain available for issuance under the Stock Incentive Plan. The Company intends to file a Registration Statement on Form S-8 to register under the Securities Act 4,000,000 shares of Common Stock that are issuable upon the exercise of outstanding stock options and that may be subject to stock options that are issuable in the future under the Stock Incentive Plan. This registration statement is expected to be filed as soon as practicable after the expiration of the Lock-up Agreements and is expected to become effective immediately upon filing. Shares covered by this registration statement will be eligible for sale in the public market after the effective date of the registration statement, subject to Rule 144 limitations applicable to affiliates of the Company. See "Management--Stock Options".

  Pursuant to the Registration Rights Agreement, the Major Stockholders as a group and the General Atlantic Stockholders as a group each are entitled to require the Company on up to two occasions (a total of four occasions), commencing 180 days after the completion of the Offerings, to register under the Securities Act a number of shares of Common Stock which, upon the sale thereof pursuant to such registration, will result in net proceeds to the selling stockholders as a group of more than $10 million. The Major Stockholders and the General Atlantic Stockholders also are entitled, subject to certain conditions, to have any shares of Common Stock owned by them included in certain registration statements filed by the Company under the Securities Act. Upon completion of the Offerings, the Major Stockholders and the General Atlantic Stockholders will own a total of 17,793,480 shares of Common Stock which, subject to the above conditions, will be eligible for registration and resale beginning 180 days after the completion of the Offerings.

                                 LEGAL MATTERS

  Certain legal matters with regard to the shares of Common Stock offered hereby will be passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. For the purposes hereof, the term "Registration Statement" means the original registration statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement, which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  Statements made in this Prospectus as to the contents of any contract or other document are necessarily summaries of such documents. With regard to each such contract or other document that is filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description thereof, and each such statement shall be deemed qualified in all respects by such reference.

                               GLOSSARY OF TERMS

  "AMPS" -- Advanced Mobile Phone Service. An analog cellular telephone service standard utilizing the 800 MHz band, in use in North America, Australia and other areas.

  "ActiveX" -- A collection of applications program interfaces and other technology developed by Microsoft Corporation which facilitates the distribution and portability of applications software.

  "analog" -- A method of storing, processing and transmitting information by representing information as a continuously-varying signal.

  "C" -- A popular programming language used to create computer applications software.

  "CDMA" -- Code Division Multiple Access. A digital wireless transmission technology for use in cellular, PCS and other wireless communications systems. CDMA is a spread spectrum technology in which calls are assigned a pseudo random code for encoding a digital bit stream onto a radio carrier frequency. CDMA allows more than one wireless user to simultaneously occupy a single radio frequency channel.

  "cell" -- The geographic area defined by the signal coverage of one transmitter/receiver site in a cellular system.

  "cellular" -- A wireless telephone system based on a grid of cells. Each cell site contains transmitters, receivers and antennas and is connected to switching gear and control equipment.

  "Centura" -- a set of software tools from Centura Software Corporation for development of client/server applications.

  "client" -- The client component of a client/server system. It is typically a personal computer with a graphical user interface.

  "client/server" -- A computer system architecture in which two independent processes communicate via an established protocol. The client component makes requests to the server component, which responds with information or actions. The client component is typically the "front-end" of the system and is operated by the end-user.

  "database" -- A collection of information organized in such a way that a computer program can quickly retrieve desired data.

  "digital" -- A method of storing, processing and transmitting information by representing information with combinations of the binary digits 0 and 1.

  "ERMES" -- European Radio Message System. A European digital standard for paging services also suited to applications such as process monitoring, telemetry and alarm systems.

  "frequency" -- The number of cycles per second, measured in hertz, of a periodic oscillation or wave.

  "GSM" -- Global System for Mobile Communications. A distributed open networking architecture standard for digital wireless systems worldwide.

  "HTML" -- Hypertext Markup Language. An authoring language used to create documents on the Internet's World Wide Web.

  "HTTP" -- Hypertext transfer protocol. The protocol used by the Internet's World Wide Web to format and transmit messages and instructions.

  "ISO 9001" -- A quality assurance standard administered by the International Standards Organization.

  "Java" -- A high-level object-oriented programming language developed by Sun Microsystems, Inc. which is independent of a computer operating system.

  "LAN" -- Local Area Network. A short distance data transmission network, usually with decentralized communication management.

  "NMT" -- Nordic Mobile Telephone. An analog cellular standard adopted in Europe and Asia.

  "object-oriented" -- A type of software programming that combines data structures with programming functions to create reusable software modules ("objects").

  "PCS" -- Personal Communications Services. An advanced digital wireless system operating at frequencies between 1800 MHz and 2000 MHz.

  "Pocsag" -- An analog standard for paging services.

  "protocol" -- A formal set of standards governing the establishment of a communications link and controlling the format and timing of transmissions between two devices.

  "roaming" -- A set of agreements among wireless carriers to permit a carrier's customer to communicate with another carrier's wireless network.

  "server" -- The server component of a client/server system typically performs database management functions.

  "smart card" -- A plastic card with an embedded integrated circuit for storing information.

  "SMR" -- Specialized Mobile Radio. A system originally providing non-public mobile dispatch services which may be adapted to provide two-way wireless communications services.

  "SQL" -- Structured Query Language. A high-level language used to define and manipulate data in a database.

  "switch" -- A central facility capable of routing calls from one point to another. Usually a point of connection to the public switched telephone network.

  "TACS" -- Total Access Communication System. An analog cellular standard adopted in Europe.

  "TCP/IP" -- Transmission Control Protocol/lnternet Protocol. A compilation of network- and transport-level protocols that allow diverse computers to communicate over the Internet and other networks.

  "TDMA" -- Time Division Multiple Access. A digital wireless transmission technology that converts analog voice signals into digital form and encodes more than one voice channel onto a single radio frequency channel by separating the users in time.

  "UNIX" -- A computer operating system, versions of which are provided by a variety of vendors. UNIX is often used to run the database server in a client/server application.

  "Visual C++" -- A C language development system for Windows applications software.

  "Windows (Windows 3.1; Windows NT; Windows 95)" -- A family of computer operating systems developed by Microsoft which provide a graphical user interface. Windows NT has the same graphical user interface as Windows 95 but is optimized for use in a network environment.

  "X.25" -- A communications protocol for packet-switched data transfer.

                        LHS GROUP INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors.............................................. F-2
Consolidated Statements of Income........................................... F-3
Consolidated Balance Sheets................................................. F-4
Consolidated Statements of Stockholders' Equity............................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to the Consolidated Financial Statements.............................. F-7

                        REPORT OF INDEPENDENT AUDITORS

  We have audited the accompanying consolidated balance sheets of LHS Group Inc. and Subsidiaries (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LHS Group Inc. and Subsidiaries at December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the three years then ended, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
February 7, 1997

                        LHS GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                        YEARS ENDED DECEMBER 31,
                          -----------------------------------------------------
                                1994              1995              1996
                          ----------------- ----------------- -----------------
                          (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
Revenues
 License revenues........ $          15,026 $          13,654 $          23,701
 Service revenues........             5,696            13,313            33,163
                          ----------------- ----------------- -----------------
Total revenues...........            20,722            26,967            56,864
Cost of services.........             4,457             9,653            19,107
                          ----------------- ----------------- -----------------
Gross profit.............            16,265            17,314            37,757
Operating expenses:
 Sales and marketing.....             2,965             2,455             7,653
 Research and develop-
  ment...................             5,169             9,714            16,236
 General and administra-
  tive...................             3,949             3,928             8,287
                          ----------------- ----------------- -----------------
                                     12,083            16,097            32,176
                          ----------------- ----------------- -----------------
Earnings before interest
 and taxes...............             4,182             1,217             5,581
Interest expense, net....                70               110                77
                          ----------------- ----------------- -----------------
Earnings before income
 taxes...................             4,112             1,107             5,504
Income taxes.............             1,069               823             2,084
                          ----------------- ----------------- -----------------
Net earnings............. $           3,043 $             284 $           3,420
                          ================= ================= =================
Net earnings per share... $            0.29 $            0.02 $            0.16
                          ================= ================= =================
Shares used in per share
 calculation (Note 2)....            10,642            16,319            21,977
                          ================= ================= =================

                        LHS GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                 DECEMBER 31,       PRO FORMA
                                                ----------------  DECEMBER 31,
                                                 1995     1996    1996 (NOTE 1)
                                                -------  -------  -------------
                                                                   (UNAUDITED)
                                                        (IN THOUSANDS
                                                OF U.S. DOLLARS, EXCEPT SHARE
                                                            DATA)
ASSETS
Current assets:
 Cash and cash equivalents..................... $10,200  $ 4,289
 Trade accounts receivable, net of allowance
  for doubtful accounts of $-0- at December 31,
  1995 and $200 at December 31, 1996...........   8,002   22,415
 Unbilled receivables..........................     238    6,073
 Amounts due from stockholders.................     297      --
 Prepaid expenses..............................     607    2,505
 Deferred taxes................................     120      --
                                                -------  -------
Total current assets...........................  19,464   35,282
Leasehold improvements and equipment:
 Leasehold improvements........................   1,741    1,870
 Computer equipment............................   2,627    4,431
 Purchased computer software...................     672    1,370
 Furniture, fixtures and equipment.............   2,185    3,755
                                                -------  -------
                                                  7,225   11,426
 Allowance for depreciation and amortization...  (3,054)  (4,304)
                                                -------  -------
                                                  4,171    7,122
Deferred taxes.................................     335    1,187
Other..........................................     492      228
                                                -------  -------
Total assets................................... $24,462  $43,819
                                                =======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Loans payable to banks........................ $ 3,842  $ 1,914
 Accounts payable..............................   2,735    2,572
 Salaries, wages and commissions...............     950    2,532
 Accrued expenses and other liabilities........   1,716    6,215
 Deferred revenues.............................   3,789    8,931
 Amount due to former shareholder..............     --     4,000
 Income taxes payable..........................   1,098    3,730
 Deferred income taxes.........................     --       240
                                                -------  -------
Total current liabilities......................  14,130   30,134
Long-term obligations..........................     --       897
Other..........................................     399      463
Stockholders' equity:
 Series A convertible preferred stock ($.01 par
  value), 225,000 shares authorized, issued and
  outstanding (none outstanding pro forma).....       2        2     $    --
 Common stock ($.01 par value) 40,000,000
  shares authorized; 15,500,000 and 15,550,000
  shares issued and outstanding (20,050,000
  outstanding pro forma).......................     155      156         201
 Additional paid-in-capital....................   6,110    6,374       6,331
 Retained earnings.............................   2,881    6,301       6,301
 Accumulated translation adjustments...........     785     (508)       (508)
                                                -------  -------     -------
Total stockholders' equity.....................   9,933   12,325     $12,325
                                                -------  -------     =======
Total liabilities and stockholders' equity..... $24,462  $43,819
                                                =======  =======

                        LHS GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                               SERIES A CONVERTIBLE
                                 PREFERRED STOCK       COMMON STOCK     ADDITIONAL
                       SHARE   ----------------------------------------  PAID-IN-  RETAINED TRANSLATION TREASURY  TOTAL
                      CAPITAL    SHARES     AMOUNT     SHARES    AMOUNT  CAPITAL   EARNINGS ADJUSTMENT   STOCK   EQUITY
                      -------  ----------- --------------------  ------ ---------- -------- ----------- -------- -------
                                             (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)
BALANCE JANUARY 1,
 1994...............  $  506           --   $    --         --    $--    $   --     $  175      $--       $--    $   681
Issuance of share
 capital............     539           --        --         --     --        --        --        --        --        539
Distribution of
 share capital......     (62)          --        --         --     --        --        --        --        --        (62)
Dividends paid......     --            --        --         --     --        --       (621)      --        --       (621)
Translation adjust-
 ment...............     --            --        --         --     --        --        --        190       --        190
Net earnings........     --            --        --         --     --        --      3,043       --        --      3,043
                      ------   -----------  -------- ----------   ----   -------    ------    ------      ----   -------
BALANCE DECEMBER 31,
 1994...............     983           --        --         --     --        --      2,597       190       --      3,770
Issuance of share
 capital............     300           --        --         --     --        --        --        --        --        300
Issuance of pre-
 ferred stock.......     --        225,000         2        --     --     19,564       --        --        --     19,566
Reclassification of
 share capital to
 common stock.......    (155)          --        --  15,500,000    155       --        --        --        --        --
Distribution of
 share capital......  (1,128)          --        --         --     --    (13,454)      --        --        --    (14,582)
Translation adjust-
 ment...............     --            --        --         --     --        --        --        595       --        595
Net earnings........     --            --        --         --     --        --        284       --        --        284
                      ------   -----------  -------- ----------   ----   -------    ------    ------      ----   -------
BALANCE DECEMBER 31,
 1995...............               225,000         2 15,500,000    155     6,110     2,881       785       --      9,933
Repurchase of shares
 of common stock....     --            --        --   1,861,560    --     (9,981)      --        --        (19)  (10,000)
Issuance of common
 stock..............     --            --        --  (1,861,560)   --      9,981       --        --         19    10,000
Exercise of stock
 options............     --            --        --      50,000      1       264       --        --        --        265
Translation adjust-
 ment...............     --            --        --         --     --        --        --     (1,293)      --     (1,293)
Net earnings........     --            --        --         --     --        --      3,420       --        --      3,420
                      ------   -----------  -------- ----------   ----   -------    ------    ------      ----   -------
BALANCE DECEMBER 31,
 1996...............  $  --        225,000  $      2 15,550,000   $156   $ 6,374    $6,301    $ (508)     $--    $12,325
                      ======   ===========  ======== ==========   ====   =======    ======    ======      ====   =======

                        LHS GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               1994        1995        1996
                                            ----------  ----------  ----------
                                             (IN THOUSANDS OF U.S. DOLLARS)
OPERATING ACTIVITIES
Net earnings..............................  $    3,043  $      284  $    3,420
Adjustments to reconcile net earnings to
 net cash provided by (used in) operating
 activities:
  Depreciation and amortization...........         940       1,226       1,474
  Provision for deferred income taxes
   (credit)...............................         522        (932)       (492)
  Changes in operating assets and liabili-
   ties
   Trade accounts receivable..............      (4,245)     (2,518)    (14,413)
   Unbilled receivables...................         --          739      (5,835)
   Amounts due from stockholders..........         --         (154)        297
   Prepaid expenses.......................      (1,184)       (125)     (1,898)
   Accounts payable.......................         936       1,018        (163)
   Accrued expenses and other liabilities.         342         392       6,081
   Deferred revenues......................         976       2,773       5,142
   Income taxes payable...................       1,946         493       2,632
                                            ----------  ----------  ----------
Net cash provided by (used in) operating
 activities...............................       3,276       3,196      (3,755)
INVESTING ACTIVITIES
Additions of leasehold improvements and
 equipment................................      (3,527)     (1,768)     (3,978)
Other.....................................         (63)       (360)        264
                                            ----------  ----------  ----------
Net cash used in investing activities.....      (3,590)     (2,128)     (3,714)
FINANCING ACTIVITIES
Proceeds from issuance of share capital...         649         300         --
Proceeds from issuance of preferred stock.         --       19,566         --
Proceeds from issuance of capital stock...         --          --       10,265
Purchase of treasury stock................         --          --       (6,000)
Dividends and distribution of share capi-
 tal......................................        (683)    (14,582)        --
Proceeds from bank borrowings.............       2,504       1,912         450
Repayment of bank borrowings..............         --         (836)     (1,928)
Other.....................................         --          --           64
                                            ----------  ----------  ----------
Net cash provided by financing activities.       2,470       6,360       2,851
Effect of exchange rate differences on
 cash.....................................          56         398      (1,293)
                                            ----------  ----------  ----------
Increase (decrease) in cash and cash
 equivalents..............................       2,212       7,826      (5,911)
Cash and cash equivalents at beginning of
 year.....................................         162       2,374      10,200
                                            ----------  ----------  ----------
Cash and cash equivalents at end of year..  $    2,374  $   10,200  $    4,289
                                            ==========  ==========  ==========
ADDITIONAL CASH FLOW INFORMATION
Cash paid for interest....................  $       93  $      204  $      167
                                            ==========  ==========  ==========
Cash paid for income taxes................  $       66  $      465  $      260
                                            ==========  ==========  ==========

                        LHS GROUP INC. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

(All U.S. Dollar amounts in the notes to the consolidated financial statements are expressed in thousands)

1. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation:

  The consolidated financial statements include the accounts of LHS Group Inc. and its wholly-owned subsidiaries ("LHS Group" or the "Company"). Prior to December 1995, the companies comprising the LHS Group operated under the common control of individual stockholders. The accompanying financial statements have been presented on a consolidated basis as if the reorganization described in Note 2 occurred January 1, 1994. Significant intercompany accounts and transactions have been eliminated in preparing the accompanying financial statements.

 Business Activity and Basis of Revenue Recognition:

  The Company provides scaleable client/server-based billing and customer care solutions to carriers in the global telecommunications industry. Solutions based on the Company's software products enable carriers to offer flexible, customer-tailored, cost effective billing and customer care services in the wireless and wireline telecommunications markets. LHS configures its proprietary software tools to give each carrier a flexible and cost-effective billing solution tailored to specific network technology and marketing needs.

  The Company derives revenues from license fees and fees for its services. License revenues consist of license fees for the Company's client/server-based software and service revenues consist of fees for customization, installation and production support services. License revenues for one time licenses without customization and license revenues from customers whose subscriber base has exceeded the maximum subscriber limit under the license agreement are recognized upon delivery of the software to the customer or upon notification by the customer that the maximum subscriber limit has been exceeded, respectively, unless the Company has significant related obligations remaining or the collectibility of the receivable is doubtful. When significant obligations remain after the software product has been delivered or the collectibility of the receivable is considered doubtful, revenue is not recognized until such obligations have been completed or are no longer significant and the collectibility of the receivable is no longer doubtful. Both service and license revenues on long-term projects for the customization and installation of the software are recognized over the term of the contract on the percentage of completion method of accounting, based on hours worked on a project compared to hours expected to be worked. In the event that the maximum number of a customer's subscribers under a license agreement is exceeded, the Company recognizes additional license revenue in the quarter that the customer notifies the Company of the increase, unless the company has significant related obligations remaining. Service revenues also includes, to a lesser extent, maintenance fees which are recognized ratably over the term of the maintenance contract and fees for training which are recognized as the training is performed. Invoices on contracts where customization and installation services are included are sent to customers upon the achievement of certain milestones included in the contract with the customer.

 Cash Equivalents:

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Leasehold Improvements and Equipment:

  Leasehold improvements and equipment are stated at cost. Depreciation and amortization is provided over the estimated useful lives of the assets or the term of the lease on a straight-line basis. Depreciation and amortization expense for the years ended December 31, 1994, 1995 and 1996 was $940, $1,226 and $1,474, respectively.

                        LHS GROUP INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

(All U.S. Dollar amounts in the notes to the consolidated financial statements are expressed in thousands)

 Software Development Costs:

  Software development costs incurred to develop new versions of the software or to enhance the core software are expensed as incurred.

 Translation of Foreign Currencies:

  All assets and liabilities are translated into U.S. Dollars using the exchange rate in effect at the balance sheet date. All revenue, costs and expenses are translated using an average exchange rate. The gains and losses of foreign subsidiaries resulting from the change in exchange rates from year to year have been reported separately as a component of stockholders' equity. The effect on the statements of income of transaction gains and losses is insignificant for all years presented.

 Income Taxes:

  The Company accounts for income taxes under the liability method. Under the liability method, deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

 Concentration of Credit Risk:

  Financial instruments that potentially subject the Company to concentrated credit risks consists primarily of cash and trade receivables. The Company maintains cash and cash equivalents with various financial institutions. The Company policy is designed to limit exposure to any one institution. A significant percentage of the Company's revenues and receivables are concentrated in a relatively few number of customers. Refer to Note 7.

 Fair Value of Financial Instruments:

  The carrying value of financial instruments such as cash, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The carrying value of bank debt approximates fair value based on quoted market prices for the same or similar issues as well as the current rates offered to the Company.

 Use of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Unaudited Pro Forma Information:

  If the offering contemplated by this Prospectus is consummated, all of the Preferred Stock outstanding as of the closing date will be converted into shares of common stock. The pro forma stockholders' equity as of December 31, 1996 reflects the conversion of all outstanding Preferred Stock into 4,500,000 shares of common stock.

2. CAPITALIZATION

 Corporate Reorganization:

  Effective December 22, 1995, the stockholders of the companies comprising the LHS Group exchanged their shareholdings for cash of $14,580 and 15,500,000 shares of the common stock of LHS Group Inc. (a newly formed company). LHS Group Inc. also issued 225,000 shares of Series A

                        LHS GROUP INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

(All U.S. Dollar amounts in the notes to the consolidated financial statements are expressed in thousands)
Convertible Preferred Stock ("Preferred Stock") with a par value of $.01 per share to a previously unrelated third party for $20,000. The proceeds of the preferred stock offering, net of approximately $434 in issuance costs, were used to finance the acquisition of the shareholdings.

  On October 16, 1996, the Company effected a 20-for-1 common stock split. The share and per share amounts in the financial statements have been retroactively adjusted for the stock split.

 Preferred Stock:

  The board of directors of the Company is authorized to issue up to 225,000 shares of preferred stock, par value $.01 per share, in one or more series and to fix the powers, voting rights, designations and preferences of each series. During 1995, the board of directors authorized for issuance 225,000 shares of Preferred Stock ranking senior to common stock. The Preferred Stock ranks senior to common stock and is entitled to dividends, if declared by the board of directors, in an amount equal to the pro rata share that would have been received had the Preferred Stock been converted to common stock.

  Upon liquidation, holders of Preferred Stock, on an equal basis, are entitled to receive the preference value of $88.89, plus accumulated and unpaid dividends, if any, before any distribution or payment is made to the holders of common stock. No dividends have been declared or paid on Preferred Stock.

  Any holder of Preferred Stock has the right at its option, to convert each share of Preferred Stock into 20 shares of common stock, adjusted for stock splits and unpaid dividends (the "Conversion Ratio"). In the event of an underwritten initial public offering, as defined in the certificate of incorporation of the Company, all Preferred Stock will be converted into common stock at the Conversion Ratio.

  The holders of Preferred Stock have the right to vote at special or annual meetings of stockholders on all matters entitled to be voted on by holders of common stock voting together as a single class with other shares entitled to vote thereon. With respect to such vote, each share of Preferred Stock shall entitle the holder to cast that number of votes per share as would be cast had the Preferred Stock been converted to common stock at the Conversion Ratio.

 Per Share Data:

  Net earnings per share was computed by dividing net earnings by the weighted average number of shares of Common Stock and common stock equivalents outstanding (all currently outstanding Preferred Stock is considered a common stock equivalent). Retroactive effect has been given to share and per share amounts for the stock split as noted above. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock, common stock equivalents and other potentially dilutive securities issued at prices below the assumed initial public offering price per share ("cheap stock") during the twelve month period immediately preceding the initial filing date of the Company's Registration Statement for its public offering have been included as outstanding for all periods presented (using the treasury stock method at the assumed initial public offering price) even when the effect is to reduce the loss per share.

                        LHS GROUP INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

(All U.S. Dollar amounts in the notes to the consolidated financial statements are expressed in thousands)

3. LONG-TERM OBLIGATIONS

  At December 31, 1995, the Company had short-term overdraft facilities, with two banks, under which it could borrow up to $4,138. At December 31, 1995 total borrowings on the facilities were $3,392. Interest on the facilities was 8.75% with respect to $568 and 8% with respect to $2,824. Subsequent to December 31, 1995, the Company replaced one of its short-term overdraft facilities with a new facility which provides the Company with a total $4,138 of available credit. The interest rate on the new facility is 8%.

  In 1995, the Company had a line of credit agreement with a United States bank which provided for borrowings of up to $500. Borrowings under the agreement were secured by a letter of credit from the Company's German bank. In 1996, the Company terminated this line of credit agreement.

  At December 31, 1996, the Company had short-term overdraft facilities with two banks under which it could borrow up to $3,871. At December 31, 1996 total borrowings on the facilities were $1,914. Interest on the facilities was 8%.

4. LEASES

  LHS Group leases certain of its office buildings from a company related through common ownership under an operating lease agreement which expires in 2002. The lease agreement requires monthly rental payments of $32 adjusted annually for inflation.

  The Company also leases various automobiles and miscellaneous office equipment under operating lease arrangements. Rental expense under all operating leases totaled $683, $1,583 and $1,982 for the years ended December 31, 1994, 1995 and 1996, respectively. Telecommunications equipment in the amount of $476 was acquired under capital lease arrangements. Future minimum lease payments are as follows:

                                                      CAPITAL OPERATING
                                                      LEASES   LEASES    TOTAL
                                                      ------- --------- -------
1997.................................................  $143    $ 2,971  $ 3,114
1998.................................................   106      2,629    2,735
1999.................................................   106      2,233    2,339
2000.................................................   106      1,975    2,081
2001.................................................    99      1,637    1,736
Thereafter...........................................   --         889      889
                                                       ----    -------  -------
Total future minimum lease payments..................   560    $12,334  $12,894
                                                               =======  =======
Less amounts representing interest...................  (113)
                                                       ----
Present value of net minimum lease payments..........  $447
                                                       ====

5. INCOME TAXES

  The Company and each of its consolidated subsidiaries file separate tax returns. For financial reporting, the Company and consolidated subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying consolidated financial statements.

                        LHS GROUP INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

(All U.S. Dollar amounts in the notes to the consolidated financial statements are expressed in thousands)

  The provision for income taxes consists of the following:

                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                          ---------------------
                                                           1994   1995    1996
                                                          ------ ------  ------
Currently payable income taxes
 U.S. federal............................................ $  --  $  --   $1,143
 Foreign.................................................    547  1,755   1,433
Deferred income taxes (credit)
 U.S. federal............................................    --    (139)   (230)
 Foreign.................................................    522   (793)   (262)
                                                          ------ ------  ------
                                                          $1,069 $  823  $2,084
                                                          ====== ======  ======

  The net deferred income tax asset (liability) consists of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------  -------
Deferred Tax Assets:
 Deferred revenue.............................................. $  688  $ 1,449
 Net operating loss carryforward...............................    139    1,058
 Accrued vacation and bonuses..................................     56       43
 Tax on foreign differences....................................    414      190
 Other.........................................................    --        10
 Valuation allowance...........................................   (139)     --
                                                                ------  -------
                                                                 1,158    2,750
Deferred tax liabilities:
 Unbilled receivables..........................................    (80)  (1,083)
 Warranty expenses.............................................   (483)    (661)
 Depreciation expense..........................................   (102)     (61)
 Other.........................................................    (38)     --
                                                                ------  -------
                                                                  (703)  (1,805)
                                                                ------  -------
                                                                $  455  $   945
                                                                ======  =======

  The reconciliation of income tax expense computed using the statutory tax rates in the United States to the income tax expense recognized in the financial statements is as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1994  1995  1996
                                                              ------ ---- ------
Tax at statutory rates......................................  $1,046 $399 $1,871
Differences resulting from higher tax rates in foreign coun-
 tries......................................................      23  285    213
Tax benefit of net operating loss not recognized............     --   139    --
                                                              ------ ---- ------
                                                              $1,069 $823 $2,084
                                                              ====== ==== ======

  The Company has foreign net operating loss carryforwards for tax purposes of approximately $1,600. Such net operating losses can be carried forward indefinitely.

                        LHS GROUP INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

(All U.S. Dollar amounts in the notes to the consolidated financial statements are expressed in thousands)

6. RELATED PARTY TRANSACTIONS

  The Company leases office space and housing space for certain of its employees from partnerships consisting in part of three of the Company's directors. During the years ended December 31, 1994, 1995 and 1996, the Company made lease payments totaling $314, $437 and $437, respectively to the partnerships.

7. MAJOR CUSTOMERS

  The Company's revenues are derived from a relatively few number of customers. In 1996, two customers accounted for 12% and 10% of revenues; in 1995, three customers accounted for 14%, 10% and 10% of revenues; and in 1994, two customers accounted for 15% and 12%.

8. RETIREMENT PLANS

  The Company maintains the LHS Communications Systems, Inc. 401(k) Plan. Employees age 21 or older are eligible to participate in the quarter following their date of hire and to elect to defer a percentage of his/her salary. The Company has the discretion to make contributions to the 401(k) plans. No Company contributions to date have been made to the plan.

9. STOCK OPTION PLAN

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  The Company has a nonqualified Stock Incentive Plan (the "Plan") under which stock options, restricted stock and other stock-based awards may be granted to certain officers, directors, key employees and non-employee directors. Awards may be granted under the Plan for up to 4,000,000 shares of common stock. All options are exercisable over a five year period with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratable over 48 months. The terms of the options are ten years from the date of the grant at which time all unexercised options expire and are again available for future grant.

  The Company may also award restricted stock or other stock-based awards in such amounts and subject to such terms as may be selected by the Company.

  Pro forma information regarding net earnings and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a minimum value option pricing model with the following assumptions for 1996: risk-free interest rates of 6.3%; no anticipated dividends; and a weighted-average expected life of the option of seven years.

  Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average grant date fair value of options granted during the year using the minimum value option pricing model was $1.79.

                        LHS GROUP INC. AND SUBSIDIARIES

                               DECEMBER 31, 1996

(All U.S. Dollar amounts in the notes to the consolidated financial statements are expressed in thousands)

  For purposes of SFAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings was $3,078 and the pro forma earnings per share was $0.14 for the year ended December 31, 1996. There is no effect on years prior to 1996 as all options were issued during 1996.

  Prior to 1996, no stock options were issued by the Company. A summary of the Company's stock option activity, and related information for the year ended December 31, 1996 follows:

                                                                     NUMBER OF
                                                                   SHARES ISSUED
                                                                   -------------
Outstanding as of January 1, 1996.................................         --
 Granted..........................................................   2,954,500
 Exercised........................................................     (50,000)
                                                                     ---------
Outstanding as of December 31, 1996...............................   2,904,500
                                                                     =========


  Information regarding stock options outstanding as of December 31, 1996 is as follows:

                     OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
              ---------------------------------- --------------------------
   EXERCISE   NUMBER OF     WEIGHTED AVERAGE     NUMBER OF WEIGHTED AVERAGE
    PRICE      OPTIONS  CONTRACTUAL LIFE (YEARS)  OPTIONS   EXERCISE PRICE
   --------   --------- ------------------------ --------- ---------------- ---
   $ 5.30     2,881,500           9.66            313,352       $ 5.30
   $16.75        23,000           9.94                          $16.75

10. GEOGRAPHIC INFORMATION

  Information about the Company's operations by geographic area is as follows:

                                                        1994    1995     1996
                                                       ------- -------  -------
Revenues:
 Americas............................................. $   --  $   945  $18,115
 Europe...............................................  20,722  23,722   32,495
 Far East.............................................     --    2,300    6,254
                                                       ------- -------  -------
  Total in Financial Statements....................... $20,722 $26,967  $56,864
                                                       ======= =======  =======
Earnings (Loss) Before Interest and Texas
 Americas............................................. $   --  $  (454) $   914
 Europe...............................................   4,182   1,671      957
 Far East.............................................     --   Note 1    3,710
                                                       ------- -------  -------
  Total in Financial Statements....................... $ 4,182 $ 1,217  $ 5,581
                                                       ======= =======  =======
Identifiable Assets:
 Americas............................................. $   --  $ 6,429  $14,868
 Europe...............................................  14,006  18,033   26,541
 Far East.............................................     --   Note 1    2,410
                                                       ------- -------  -------
  Total in Financial Statements....................... $14,006 $24,462  $43,819
                                                       ======= =======  =======

--------

(1) The European operations of the Company incurred substantial development costs in connection with the establishment of the Americas and Far East operations in 1996.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Cowen & Company and Robertson, Stephens & Company LLC are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:


                                                               NUMBER OF SHARES
               UNDERWRITERS                                    OF COMMON STOCK
               ------------                                    ----------------
   Goldman, Sachs & Co........................................
   Cowen & Company............................................
   Robertson, Stephens & Company LLC..........................

                                                                  ---------
     Total....................................................    4,706,400
                                                                  =========

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $      per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 1,176,600 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The completion of the offering made hereby is a condition to the completion of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Cowen & Company and Robertson, Stephens & Company LLC.

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and
(ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 705,960 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 5,000,000 shares of Common Stock offered hereby. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 176,490 additional shares of Common Stock.

  The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company, the Selling Stockholders and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

  The Common Stock will be quoted on the Nasdaq National Market under the symbol "LHSG".

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

  In connection with the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such shares of Common Stock are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

-------------------------------------------------------------------------
                               WORLDWIDE GROWTH
                                AND EXPERIENCE
-------------------------------------------------------------------------


   LHS has built its global business around its Business Support and Control
     System (BSCS) software solution. BSCS is licensed to approximately 60 carriers in more than 25 countries supporting an approximate total of 3.5 million subscribers. BSCS is a global solution, with support for multiple languages, currencies and the requirements for different geographic markets. LHS is a global company with offices in Frankfurt,
           Germany and Kuala Lumpur, Malaysia, and its headquarters
                          in Atlanta, United States.

               BACK COVER (DESIGN BETWEEN TOP AND BOTTOM TEXTS)
Illustration of the Globe Highlighting LHS in Atlanta, United States; Frankfurt,
                     Germany; and Kuala Lumpur, Malaysia.

             Americas                                  Asia

    Aerial Communications, USA                 Binariang, Maxis, Malaysia
         BellSouth PCS,USA                           BPL Bombay, India
         Clearnet, Canada                          BPL-US-West, India
           CTBC, Brazil                           BUC-Bangalore, India
           Iridium, USA                        Excel Comindo, Indonesia
Pacific Bell Mobile Services, USA                 J.T. Mobiles, India
     Pocker Communications, USA                   Mobicell, Indonesia
           Powertel, USA                          Mondi Telstra, India
            Sprint, USA                      New Caledonia, New Caledonia
      Western Wireless, USA                           RPG, India
                                                Tikiphone, Polynesia
                                                 VMS Vietnam, Vietnam
                                                   Vodac, Australia

                                      Europe

         Bouygues Telecom. France              Nishny Novgorod, Russia
             BU-PTT, Serbia                        Nokia, Finland
           Centertel, Poland                Omnitel Pronto Italia, Italy
            Chekker, Germany                         PTC, Poland
              CNI, Germany                   Radio Mobil, Czech Republic
            E-Plus, Germany                     Rostov on Don, Russia
          Eurotel, Bratislava                       RWE, Germany
         Eurotel, Czech Republic                SAIT, The Netherlands
         France, Telecom, France                Swiss PTT, Switzerland
        Guernsey Telecom, Germany               Talkline, Germany, INT
              IBM, Germany                    Talkline, The Netherlands
             ISIS, Germany                      Telia Datacom, Sweden
            Lesotho, Africa                  Tritel Tanzania, Tanzania
           Max-Call, Austria                       Turkcell, Turkey
            Miniruf, Germany                         UMC, Ukraine
            Mobtel, Slovenia                 Unicom/Dekrafon, Germany
          MTC-Namibia, Namibia                 Vevacom Netz, Germany
         MTL Lithuania, Lithuania               Westel 900, Hungary
              MTS, Russia

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECU-RITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CON-TAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary........................................................   2
Risk Factors..............................................................   5
Use of Proceeds...........................................................  14
Dividend Policy...........................................................  14
Dilution..................................................................  15
Capitalization............................................................  16
Selected Consolidated Financial Data......................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations............................................................  18
Business .................................................................  25
Management................................................................  35
Certain Transactions......................................................  40
Principal and Selling Stockholders........................................  42
Description of Capital Stock..............................................  44
Shares Eligible for Future Sale...........................................  46
Legal Matters.............................................................  47
Experts...................................................................  47
Additional Information....................................................  48
Glossary of Terms......................................................... G-1
Index to Consolidated Financial Statements................................ F-1
Underwriting.............................................................. U-1

                                 ------------

 THROUGH AND INCLUDING     , 1997 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                               ----------------
                    [LOGO OF LHS GROUP INC. APPEARS HERE]
                               ----------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,883,000 SHARES

                                 LHS GROUP INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)


                              GOLDMAN, SACHS & CO.

                                COWEN & COMPANY

                         ROBERTSON, STEPHENS & COMPANY

                      REPRESENTATIVES OF THE UNDERWRITERS

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated expenses to be borne by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. The Registrant is paying all of these expenses in connection with the issuance and distribution of the securities.

   SEC registration fee................................................     $34,852
   NASD filing fee.....................................................      11,325
   Nasdaq National Market listing fee..................................      50,000
   Accountants' fees and expenses......................................          *
   Legal fees and expenses.............................................          *
   Printing and engraving costs........................................          *
   Blue Sky fees and expenses..........................................          *
   Transfer agent and registrar fees...................................          *
   Miscellaneous.......................................................          *
                                                                           --------
       Total...........................................................    $620,000
                                                                           ========

--------
  * To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's By-Laws provide for indemnification of directors and officers of the Company to the full extent permitted by Delaware law.

  Section 145 of the General Corporation Law of the State of Delaware provides generally that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, pursuant to the authority of Delaware law, the Certificate of Incorporation of the Company also eliminates the monetary liability of directors to the fullest extent permitted by Delaware law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  On December 21, 1995, in connection with the reorganization of LHS, the Company issued shares of its Common Stock to certain of its officers and certain holders of shares in LHS Communications Systems Inc. ("LHS Communications"), LHS Holding Germany GmbH ("LHS Germany") and

LHS Europe Ltd. ("LHS Europe"), which companies are affiliates of the Company. These shares were issued in the amounts and for the consideration as follows:

 NAME                  NUMBER OF SHARES OF LHS(1) CONSIDERATION TENDERED
 ----                  -------------------------- ----------------------
 Hartmut Lademacher             193,676           250 LHS Communications
                                                  shares; 22.23% interest in
                                                  LHS Germany; 23,704,083 LHS
                                                  Europe shares; Forgiveness of
                                                  $8,270,000 loan to LHS
                                                  Germany
 Dr. Joachim Hertel             193,676           250 LHS Communications
                                                  shares; 22.23% interest in
                                                  LHS Germany; 23,704,083 LHS
                                                  Europe shares; Forgiveness of
                                                  $8,270,000 loan to LHS
                                                  Germany
 Manfred Hellwig                100,745           13.65% interest in LHS
                                                  Germany; 17,808,366 LHS
                                                  Europe shares; Forgiveness of
                                                  $5,080,000 loan to LHS
                                                  Germany
 Dieter Pfisterer                93,078           200 LHS Communications
                                                  shares; 3.93% interest in LHS
                                                  Germany; 12,596,195 LHS
                                                  Europe shares; Forgiveness of
                                                  $1,460,000 loan to LHS
                                                  Germany
 Dr. Rainer Zimmermann           93,078           12.67% interest in LHS
                                                  Germany; 16,361,034 LHS
                                                  Europe shares; Forgiveness of
                                                  $4,710,000 loan to LHS
                                                  Germany
 Otto Wipprecht                  50,374           150 LHS Communications
                                                  shares; 5.56% interest in LHS
                                                  Germany; 3,149,180 LHS Europe
                                                  shares; Forgiveness of
                                                  $2,070,000 loan to LHS
                                                  Germany
 Eberhard Czempiel               23,249           4.41% interest in LHS
                                                  Germany; 2,499,182 LHS Europe
                                                  shares; Forgiveness of
                                                  $1,640,000 loan to LHS
                                                  Germany
 William Bobb                    15,500           100 LHS Communications shares
 Dr. Wolf Gaede                  7,750            50 LHS Communications shares
 Jurgen Spengler                 3,874            0.33% interest in LHS
                                                  Germany; 187,877 LHS Europe
                                                  shares; Forgiveness of
                                                  $120,000 loan to LHS Germany

--------
(1)These shares were subsequently adjusted for a 20-to-1 stock split.

  These transactions were exempt from registration pursuant to Section 4(2) of and Regulation D under the Securities Act as a limited offer and sale of securities to accredited investors or persons who have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment.

  On December 22, 1995, the Company sold 225,000 shares of Series A Convertible Preferred Stock to investors at $88.89 per share. Each of the investors was an accredited investor. Each share of Series A Convertible Preferred Stock was, at the time of issuance, convertible into one share of the Company's Common Stock (adjusted to 20 shares following the stock split). These transactions were exempt from registration pursuant to Section 4(2) of and Regulation D under the Securities Act as a limited offer and sale of securities to accredited investors.

  On July 15, 1996, the Company sold 93,078 shares of Common Stock to investors at $107.44 per share. These shares were subsequently adjusted for a 20-to-1 stock split. Each of the investors was an accredited investor. These transactions were exempt from registration pursuant to Section 4(2) of and Regulation D under the Securities Act as a limited offer and sale of securities to accredited investors.

  On October 18, 1996, the Company sold 50,000 shares of Common Stock to William O. Grabe, a director of the Company, upon the exercise of stock options. Mr. Grabe paid an exercise price of $5.30 per share, equal to $265,000. This transaction was exempt from registration pursuant to Section 4(2) of and Regulation D under the Securities Act as an offer and sale of securities to an accredited investor.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS.

 EXHIBIT
 NUMBER      DESCRIPTION OF EXHIBITS
 -------     -----------------------
  1.1*   --  Form of Underwriting Agreement between the Company and Goldman
             Sachs & Co., Cowen & Company and Robertson, Stephens & Company, as
             representatives of the several underwriters.
  3.1**  --  Certificate of Incorporation, as amended.
  3.2**  --  By-Laws.
  4.1*   --  Specimen Common Stock Certificate.
  5.1*   --  Opinion of Alston & Bird LLP (including consent).
 10.1**  --  Preferred Stock Purchase Agreement dated December 22, 1995 among the Company, General Atlantic Partners 23, L.P. and GAP
             Coinvestment Partners, L.P.
 10.2**  --  Common Stock Purchase Agreement dated July 15, 1996 among the
             Company, General Atlantic Partners 31, L.P. and GAP Coinvestment
             Partners, L.P.
 10.3**  --  Amended and Restated Stockholders Agreement dated July 15, 1996 among the Company, General Atlantic Partners 23, L.P., General
             Atlantic Partners 31, L.P., GAP Coinvestment Partners, L.P. and
             the other stockholders named therein.
 10.4**  --  Registration Rights Agreement dated July 15, 1996 among the
             Company, General Atlantic Partners 23, L.P., General Atlantic
             Partners 31, L.P., GAP Coinvestment Partners, L.P. and the other stockholders named therein.
 10.5**  --  Credit line of DM5,000,000 from BHF-Bank to LHS Holding Germany
             GmbH dated March 19, 1996.
 10.6**  --  Form of Employment Agreement dated as of          , 1997, between
             Hartmut Lademacher and LHS Group Inc.
 10.7**  --  Form of Employment Agreement dated as of          , 1997, between
             Dr. Joachim Hertel and LHS Group Inc.
 10.8**  --  Contract for Employment dated May 21, 1996, between Erik Froberg and LHS Holding Germany GmbH.
 11.1**  --  Statement re computation of per share earnings.
 21.1**  --  Subsidiaries.
 23.1*   --  Consent of Alston & Bird LLP (contained in Exhibit 5.1)
 23.2    --  Consent of Ernst & Young LLP.
 24.1**  --  Power of Attorney with regard to amendments to this Registration
             Statement executed by the directors and officers of the Company is included on the signature page of this Registration Statement appearing on page II-5.
 27.1**  --  Financial Data Schedule.

--------
* To be filed by amendment.
**Previously filed.

  (b) FINANCIAL STATEMENT SCHEDULES.

  The following financial statement schedule is included in this Registration
Statement:

    IIValuation and Qualifying Accounts

  All other financial statement schedules are omitted because they are not required or are not applicable.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to provide to the representatives of the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the representatives of the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rules 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 28, 1997.

                                          LHS GROUP INC.


                                          By:  /s/ Hartmut Lademacher__________
                                             Hartmut Lademacher
                                             Chairman of the Board and
                                             Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated on March 28, 1997.

            SIGNATURE                              TITLE
            ---------                              -----
     /s/ Hartmut Lademacher        Chairman of the Board and Chief
_________________________________   Executive Officer (Principal
       HARTMUT LADEMACHER           Executive Officer)
      /s/ Jerry W. Braxton         Executive Vice President, Chief
_________________________________   Financial Officer, Treasurer and
        JERRY W. BRAXTON            Director (Principal Financial and
                                    Accounting Officer)
     /s/ Dr. Wolf J. Gaede*        Executive Vice President, General
_________________________________   Counsel and Director
        DR. WOLF J. GAEDE
         /s/ Ulf Bohla*            Director
_________________________________
            ULF BOHLA
      /s/ William E. Ford*         Director
_________________________________
         WILLIAM E. FORD
      /s/ William O. Grabe*        Director
_________________________________
        WILLIAM O. GRABE
     /s/ George F. Schmitt*        Director
_________________________________
        GEORGE F. SCHMITT

--------
* Hartmut Lademacher signed on behalf of such person as attorney-in-fact.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

  We have audited the consolidated balance sheets of LHS Group Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years then ended, and have issued our report thereon dated February 7, 1997 (included elsewhere in this Registration Statement on Form S-1). Our audits also included the financial statement schedule of LHS Group Inc. listed in item 16(b). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
February 7, 1997

                                 LHS GROUP INC.

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                             ADDITIONS
                                BALANCE AT    CHARGED     WRITE-
                               BEGINNING OF TO COSTS AND   OFFS/   BALANCE AT
                                   YEAR       EXPENSES     OTHER   END OF YEAR
                               ------------ ------------ --------- -----------
VALUATION ALLOWANCE FOR
 DEFERRED TAX ASSETS
------------------------------
 Year ended December 31, 1994.    $ --         $ --        $ --       $ --
 Year ended December 31, 1995.      --           --          139        139
 Year ended December 31, 1996.      139          139         --         --

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT
NUMBER      DESCRIPTION OF EXHIBITS
-------     -----------------------

  1.1*  -   Form of Underwriting Agreement between the Company and Goldman Sachs
            & Co., Robertson, Stephens & Company and Cowen & Company, as
            representatives of the several underwriters.

  3.1** -   Certificate of Incorporation, as amended.

  3.2** -   By-Laws.

  4.1*  -   Specimen Common Stock Certificate.

  5.1*  -   Opinion of Alston & Bird LLP (including consent).

 10.1** -   Preferred Stock Purchase Agreement dated December 22, 1995 among the
            Company, General Atlantic Partners 23, L.P. and GAP Coinvestment
            Partners, L.P.

 10.2** -   Common Stock Purchase Agreement dated July 15, 1996 among the
            Company, General Atlantic Partners 31, L.P. and GAP Coinvestment
            Partners, L.P.

 10.3** - Amended and Restated Stockholders Agreement dated July 15, 1996 among the Company, General Atlantic Partners 23, L.P., General
            Atlantic Partners 31, L.P., GAP Coinvestment Partners, L.P. and the other stockholders named therein.

 10.4** -   Registration Rights Agreement dated July 15, 1996 among the Company,
            General Atlantic Partners 23, L.P., General Atlantic Partners 31,
            L.P., GAP Coinvestment Partners, L.P. and the other stockholders named therein.

 10.5** - Credit line of DM5,000,000 from BHF-Bank to LHS Holding Germany GmbH dated March 19, 1996.



EXHIBIT
NUMBER      DESCRIPTION OF EXHIBITS
-------     -----------------------

 10.6** -   Form of Employment Agreement dated as of _________, 1997, between
            Hartmut Lademacher and LHS Group Inc.

 10.7** -   Form of Employment Agreement dated as of _________, 1997, between
            Dr. Joachim Hertel and LHS Group Inc.

 10.8** -   Contract for Employment dated May 21, 1996, between Erik Froberg and
            LHS Holding Germany GmbH.

 11.1** -   Statement re computation of per share earnings.

 21.1** -   Subsidiaries.

 23.1*  -   Consent of Alston & Bird LLP (contained in Exhibit 5.1).

 23.2   -   Consent of Ernst & Young LLP.

 24.1** -   Power of Attorney with regard to amendments to this Registration
            Statement executed by the directors and officers of the Company is included on the signature page of this Registration Statement appearing on page II-5.

 27.1** -   Financial Data Schedule.

___________
*    To be filed by amendment.
**   Previously filed.


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